Exhibit 99.1

Independent Technical Report, for the São Sebastião Gold Deposit, Pitangui Project, Brazil

Report Prepared for

IAMGOLD Brasil Ltda

Report Prepared by SRK Consulting (Canada) Inc. 3CI009.007 March 28, 2014

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Independent Technical Report for the

São Sebastião Gold Deposit,

Pitangui Project, Brazil

IAMGOLD Brasil Ltda

Rua Fernandes Tourinho, 147 sala 902

Belo Horizonte, Minas Gerais,

Brasil

E-mail: info@iamgold.com

Website: www.iamgold.com

Tel: +55 31 3282-6690

Fax: +55 31 3282-6685

SRK Consulting (Canada) Inc.

Suite 1300, 151 Yonge Street

Toronto, Ontario, Canada

M5C 2W7

E-mail: toronto@srk.com

Website: www.srk.com

Tel: +1 416 601 1445

Fax: +1 416 601 9046

SRK Project Number 3CI009.007

Effective date:         January 9, 2014

Signature date:       March 28, 2014

Authored by:

Dorota El-Rassi, PEng. Senior Consultant (Resource Geology)	Ivo Vos, PhD, PGeo Senior Consultant (Structural Geology)

With contributions by:

Carl Nagy, MSc - Consultant (Structural Geology)
Oy Leuangthong, PhD, PEng - Principal Consultant (Geostatistics)

Peer Reviewed by:

Glen Cole, PGeo. Principal Consultant (Resource Geology)	Jean-François Couture, Ph.D., PGeo. Corporate Consultant (Geology)

Cover: Diamond drill rig on the Pitangui property.

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IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Standards of Disclosure for Mineral Projects Technical Report for IAMGOLD Corp. (IAMGOLD) by SRK Consulting (Canada) Inc. (SRK). The quality of information, conclusions, and estimates contained herein are consistent with the quality of effort involved in SRK’s services. The information, conclusions, and estimates contained herein are based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by IAMGOLD subject to the terms and conditions of its contract with SRK and relevant securities legislation. The contract permits IAMGOLD to file this report as a Technical Report with Canadian securities regulatory authorities pursuant to National Instrument 43-101. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk. The responsibility for this disclosure remains with IAMGOLD. The user of this document should ensure that this is the most recent Technical Report for the property as it is not valid if a new Technical Report has been issued.

© 2014 SRK Consulting (Canada) Inc.

This document, as a collective work of content and the coordination, arrangement and any enhancement of said content, is protected by copyright vested in SRK Consulting (Canada) Inc. (SRK).

Outside the purposes legislated under provincial securities laws and stipulated in SRK’s client contract, this document shall not be reproduced in full or in any edited, abridged or otherwise amended form unless expressly agreed in writing by SRK.

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Executive Summary

Introduction

In October, 2013, IAMGOLD Brasil Ltda (IAMGOLD) commissioned SRK Consulting (Canada) Inc. (SRK) to prepare an initial Mineral Resource Statement for the São Sebastião gold deposit.

This technical report documents a Mineral Resource Statement for the São Sebastião gold deposit prepared by SRK. It was prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1. The Mineral Resource Statement reported herein was prepared in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and are reported in conformity with CIM Definition Standards for Mineral Resources and Mineral Reserves (2011).

Property Description and Ownership

The São Sebastião gold deposit occurs within the Pitangui Project, an early stage gold exploration project, located in Brazil. The project is located approximately 110 kilometres northwest of the city of Belo Horizonte, in the Minas Gerais state, Brazil, and comprises 11 contiguous exploration permits, covering an area of 18,033.79 hectares. No exploration work was performed on the property prior to exploration by IAMGOLD.

The São Sebastião gold deposit is situated in a region of low topographic relief, comprising gently rolling hills with an average elevation of 750 to 800 metres. The climate in the area is defined by two distinct seasons: a dry and moderately hot season from April to September, and a rainy and very hot season from October to March.

Geology and Mineralization

The São Sebastião gold deposit is located in the southern part of the western sector of the Neoarchean – Proterozoic São Francisco craton in an area referred to as the Quadrilátero Ferrifero (Iron Quadrangle). The Quadrilátero Ferrifero is one of the major gold provinces in the world and is composed of Archean greenstone belts, Archean to Proterozoic granite-gneiss terranes and Proterozoic supracrustal sequences. The São Sebastião gold deposit, together with Onça-Penha and Aparição gold prospects, are hosted within the Pitangui Greenstone Belt, a northwest-trending volcano-sedimentary greenstone succession that is correlated with the Archean Rio das Velhas Supergroup.

The São Sebastião gold deposit exhibits features and characteristics similar to epigenetic Archean orogenic gold deposits. The area has undergone three deformation events. Key structural features include: D1 isoclinal to tight northwest-plunging folds and bedding-parallel shear zones, and an S1 foliation that strikes northwest subparallel to bedding (except in fold hinges); D2 open to tight northwest-plunging folds with steep to moderate dipping axial planes that refold earlier isoclinal folds, northwest-striking, northeast-dipping shear zones, and a weakly developed S2 axial planar and crenulation cleavage; and D3 open northeast-plunging folds and associated S3 spaced, axial planar and crenulation cleavage.

Gold mineralization is contained within several stacked banded iron formation units, locally referred to as the Tomate, Biquinho, Pimentão, and Pepino zones (from top to bottom). The auriferous zones, as defined to date, can reach thicknesses of up to 10 metres and have strike and dip extents between 230 to 1875 metres and 350 to 500 metres, respectively.

Auriferous zones are characterized by the presence of pyrrhotite with arsenopyrite, pyrite, and chalcopyrite in smaller amounts. These sulphides are typically disseminated throughout the banded iron formation units, but may also be concentrated as thicker lenses or beds replacing primary magnetite bands. Quartz-sulphide extensional veins and fractures also occur at a high angle to the bedding and foliation in the banded iron formation.

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Exploration

IAMGOLD selected the Pitangui greenstone belt as a target for regional greenfields exploration during a country-wide evaluation program in 2006 – 2007. Exploration on the property during 2008-2011 included geological mapping, stream sediment sampling, soil geochemistry and the reinterpretation of Minas Gerais State sponsored airborne geophysics. These efforts yielded several gold anomalies, including what is now the São Sebastião gold deposit adjacent to the village of Jaguara, and an additional target near the town of Onça do Pitangui.

Regional exploration continued in 2012 and 2013 with an airborne radiometry and magnetic survey completed by Fugro. A total of 2,056 kilometres of lines were flown, covering an area of 92 square kilometres with flight lines spaced at 50 metres apart.

From 2011 to 2013, IAMGOLD drilled a total of 57 core boreholes (approximately 19,575 metres) to investigate and delineate the São Sebastião gold deposit.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resource Statement presented herein represents the first mineral resource evaluation prepared for São Sebastião gold deposit pursuant to Canadian Securities Administrators’ National Instrument 43-101. The resource estimation work was completed by Dorota El-Rassi, PEng (PEO #100012348) with the assistance of Dr. Oy Leuangthong, PEng (PEO #90563867). All technical work was supervised by Glen Cole, PGeo (APGO #1416). By virtue of their education, membership to a recognized professional association, and relevant work experience, Ms. El-Rassi, Dr. Leuangthong and Mr. Cole are independent Qualified Persons as this term is defined by National Instrument 43-101.

The database comprises information from 57 core boreholes drilled by IAMGOLD. By considering structural geology features and lithology, IAMGOLD modelled four distinct areas of gold mineralization into wireframes. The wireframe interpretation was reviewed by SRK used as domains to constrain the limits of the gold mineralization.

For geostatistical analysis, variography, and grade estimation, raw assay data were composited to 0.75-metre lengths. The impact of capping was analyzed and capping levels were adjusted for each resource domain separately. Capping was applied to the composited data. A rotated block model was created to cover the entire São Sebastião deposit area. Block size was set at 20 by 15 by 5 metres.

Variography was undertaken to characterize the spatial continuity of gold within each resource domain, and to assist with the selection of estimation parameters. Metal grades were estimated using ordinary kriging as the principal estimator, separately in each domain from capped composite data within that domain. Two estimation passes using search neighbourhoods sized from variography results were used to populate the block model. The first estimation pass generally considered search neighbourhoods adjusted to full variogram ranges, with this then doubled for the second pass.

The mineral resources are informed by widely spaced sampling. On this basis, SRK classified all modelled blocks into the Inferred category within the meaning of the CIM Definition Standards for Mineral Resources and Mineral Reserves (November 2010). SRK considers that the confidence in the estimates is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. The gold mineralization within the São Sebastião gold deposit is primarily amenable to underground extraction.

The mineral resources for São Sebastião gold deposit are reported at the cut-off grade of 3.0 gpt gold (Table i). The effective date of the Mineral Resource Statement is January 9, 2014.

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Table i: Mineral Resource Statement* for the São Sebastião Gold Deposit, Minas Gerais, Brazil, SRK Consulting (Canada) Inc., January 9, 2014

Category	Quantity (‘000 tonnes)	Grade Au (gpt)	Contained Metal Au (000’ounces)
Inferred	4.070	4.88	638

*	Reported at a cut-off grade of 3.0 grams of gold per tonne based on an underground mining scenario, metal prices of US$1,500 per ounce for gold, metallurgical recovery of 93 percent for gold and an exchange rate of C$1.10 to US$1.00. All figures rounded to reflect the relative accuracy of the estimates. Mineral resources are not mineral reserves and have not demonstrated economic viability.

SRK is unaware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which could materially impact the quantities presented in the Mineral Resource Statement.

Conclusion and Recommendations

An initial exploration program completed by IAMGOLD at the Pitangui project resulted in the discovery and delineation of the São Sebastião gold deposit with 57 core boreholes (19,600 metres).

SRK can confirm that IAMGOLD’s exploration work is conducted using field procedures that generally meet accepted industry best practices. SRK is of the opinion that the exploration data are sufficiently reliable to interpret with confidence the boundaries of the gold mineralization and support the evaluation and classification of mineral resources.

Given the absence of rock exposures at the São Sebastião gold deposit, the geometry of the gold mineralization is solely interpreted from widely spaced borehole data. Accordingly, it is difficult to interpret the controls on the distribution of the higher grade gold mineralization that exist within the broad tabular zones interpreted from the drilling data. Infill drilling is required to constrain the geometry and extent of the higher grade gold mineralization. This will aid to improve the understanding of the distribution of gold mineralization and provide more geological information to assist with the interpretation of a more detailed geology model and future resource evaluations.

In the opinion of SRK, the character of the Pitangui project is of sufficient merit to justify additional exploration expenditure. SRK recommends a work program that has the following two objectives:

•	Expand and improve the delineation the São Sebastião gold deposit with infill and step out drilling; and

•	Develop, prioritize, and test other targets on the entire property, using airborne geophysics incorporating inversion models to image the extents of banded iron formation units on the project. This will include parametric drilling potentially supplemented by geochemistry to characterize the geological and structural setting of the entire property and identification and prioritization of additional gold exploration targets.

IAMGOLD has committed a US$ 6.17 million budget to the Pitangui project in 2014 with the objective to expand mineral resources along strike and down plunge on 100-metre sections; infill drilling on 50-metre sections to improve the confidence in the mineral resources. The program also includes a new airborne geophysical survey to identify new exploration targets. SRK reviewed the proposed program and considers that this program is appropriate and reasonable.

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Table of Contents

IMPORTANT NOTICE		ii

Executive Summary		iii
Introduction		iii
Property Description and Ownership		iii
Geology and Mineralization		iii
Exploration		iv
Mineral Resource and Mineral Reserve Estimates		iv
Conclusion and Recommendations		v

Table of Contents		vii

List of Tables		ix

List of Figures		x

1 Introduction and Terms of Reference		11
1.1	Scope of Work	11
1.2	Work Program	11
1.3	Basis of Technical Report	12
1.4	Qualifications of SRK and SRK Team	12
1.5	Site Visit	13
1.6	Acknowledgement	13
1.7	Declaration	13

2 Reliance on Other Experts		14

3 Property Description and Location		15
3.1	Mineral Tenure	16
3.2	Underlying Agreements	17
3.3	Permits and Authorization	17
3.4	Environmental Considerations	18
3.5	Mining Rights in Brazil	18

4 Accessibility, Climate, Local Resources, Infrastructure, and Physiography		19
4.1	Accessibility	19
4.2	Local Resources and Infrastructure	19
4.3	Climate	20
4.4	Physiography	20

5 History		22
5.1	Prior Ownership and Changes	22
5.2	Previous Exploration Work	22
5.3	Previous Mineral Resource Estimates	22
5.4	Historical Production	22

6 Geological Setting and Mineralization		23
6.1	Regional Geology	23
6.2	Property Geology	24
6.3	Mineralization	26

7 Deposit Types		29

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8 Exploration		30
8.1	IAMGOLD Corp., 2006 – Present	30
	8.1.1 Regional Greenfields Exploration	30
	8.1.2 Infill Soil Geochemistry	30
	8.1.3 Geophysical Surveys	31

9 Drilling		32
9.1	Introduction	32
9.2	Drilling Procedures and Approach	32
9.3	Core Sampling Method and Approach	35
9.4	Specific Gravity	35
9.5	SRK Comments	36

10 Sample Preparation, Analyses, and Security		37
10.1	Sample Preparation and Analyses	37
10.2	Quality Assurance and Quality Control Programs	38
10.3	SRK Comments	39

11 Data Verification		40
11.1	Verifications by IAMGOLD	40
11.2	Verifications by SRK	40
	11.2.1 Site Visit	40
	11.2.2 Database Verification	41
	11.2.3 Verifications of Analytical Quality Control Data	41

12 Mineral Processing and Metallurgical Testing		44
12.1	Overview	44

13 Mineral Resource Estimates		46
13.1	Introduction	46
13.2	Resource Estimation Procedures	46
13.3	Resource Database	46
13.4	Solid Body Modelling	47
13.5	Specific Gravity Database	48
13.6	Compositing	48
13.7	Evaluation of Outliers	49
13.8	Statistical Analysis and Variography	50
	13.8.1 Statistical Analysis	50
	13.8.2 Variography	52
13.9	Block Model and Grade Estimation	52
13.10	Model Validation and Sensitivity	54
13.11	Mineral Resource Classification	58
13.12	Mineral Resource Statement	58
13.13	Grade Sensitivity Analysis	59

14 Adjacent Properties		61

15 Other Relevant Data and Information		61

16 Interpretation and Conclusions		62

17 Recommendations		63

18 References		64

APPENDIX A		65

APPENDIX B		68

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APPENDIX C	74

APPENDIX D	80

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List of Tables

Table i:	Mineral Resource Statement* for the São Sebastião Gold Deposit, Minas Gerais, Brazil, SRK Consulting (Canada) Inc., January 9, 2014	v

Table 1:	Mineral Tenure Information	17

Table 2:	Summary of Geophysical Surveys on the São Sebastião gold deposit	31

Table 3:	Summary Characteristics of Drilling	33

Table 4:	Specific Gravity Assigned to Resource Domains	36

Table 5:	Specification of Control Samples Used by IAMGOLD São Sebastião gold deposit	39

Table 6:	Assay Results for Verification Samples Collected by SRK	41

Table 7:	Summary of Analytical Quality Control Data Produced by IAMGOLD	42

Table 8:	Composite Location	44

Table 9:	Screen Metallics Assay Results	44

Table 10:	Block Model Rock Codes	48

Table 11:	Specific Gravity Assigned to Resource Domains	48

Table 12:	Summary of Capping Levels Applied to Each Resource Domain	49

Table 13:	Gold Variogram Parameters for All the Domains	52

Table 14:	Block Model Parameters for the São Sebastião gold deposit	53

Table 15:	Gold Estimation Parameters	53

Table 16:	Search Ellipse Parameters Used for Block Estimation	53

Table 17:	Selection of Estimation Parameters	54

Table 18:	Assumptions Considered for Selection of Reporting Cut-Off Grade	59

Table 19:	Mineral Resource Statement* São Sebastião Gold Deposit, Minas Gerais, Brazil, SRK Consulting (Canada) Inc., January 9, 2014	59

Table 20:	Block Model Quantities and Grade Estimates* at Various Gold Cut-off Grades	60

Table 21:	Estimated Cost for the Proposed Exploration Program	63

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List of Figures

Figure 1:	Location of the Pitangui Project	15

Figure 2:	Mineral Tenure Map	16

Figure 3:	Typical Landscape and Infrastructure in the Project Area	21

Figure 4:	Regional Geology Setting of the Iron Quadrangle, Showing Locations of Gold Mines, Deposits (incl. the São Sebastião Gold Deposit) and Occurrences	23

Figure 5:	Local Geology Setting of the São Sebastião Gold Deposit	25

Figure 6:	Typical Gold Mineralization and Hydrothermal Alteration for São Sebastião Gold Deposit	27

Figure 7:	EDS Image Showing Gold (Au) as Fracture Fillings in Arsenopyrite (Apy) and Intragranular Crystals Between Quartz and Carbonate Gangue (black).	28

Figure 8:	Summary of Exploration Work Conducted throughout the Pitangui São Sebastião gold deposit	31

Figure 9:	Map Showing the Distribution of Drilling	34

Figure 10:	Boxplot Showing Basic Statistics of the Density Data	36

Figure 11:	Isometric View (Looking West) Showing the Four Domains Considered for Resource Estimation	47

Figure 12:	Histogram Distribution of Raw Sample Lengths	49

Figure 13:	Cumulative Probability Plots for Gold Composites	50

Figure 14:	Gold Boxplot and Histogram for Raw Assay Data (top); Composite Data (middle) and Capped Composite Data (bottom)	51

Figure 15:	Gold Variogram Model for the All Zones	52

Figure 16:	Histograms of Declustered Composites and Block Estimates Using Different Sets of Estimation Parameters	55

Figure 17:	Vertical Section L00 (Looking West) Comparing Block Estimates to Informing Composites	56

Figure 18:	Quantile-Quantile Plots Comparing Block Estimates to Declustered Composites	57

Figure 19:	Quantile-Quantile Plot Comparing Block Estimates Using Two Different Sets of Parameters	57

Figure 20:	São Sebastião Gold Deposit Global Grade Tonnage Curves	60

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1	Introduction and Terms of Reference

The São Sebastião gold deposit occurs within the Pitangui Project, an early stage gold exploration project, located in Brazil. It is located approximately 110 kilometres northwest of the city of Belo Horizonte, in the Minas Gerais state, Brazil. IAMGOLD Brasil Ltda (IAMGOLD) owns 100 percent of the project.

In October 2013, IAMGOLD commissioned SRK Consulting (Canada) Inc. (SRK) to prepare an initial Mineral Resource Statement for the São Sebastião gold deposit. The services were rendered from November 2013 to February 2014, leading to the preparation of the mineral resource statement reported herein.

This technical report documents a Mineral Resource Statement for the São Sebastião gold deposit prepared by SRK. It was prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1. The Mineral Resource Statement reported herein was prepared in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and are reported in conformity with CIM Definition Standards for Mineral Resources and Mineral Reserves (2011).

This technical report summarizes the technical information available on the São Sebastião gold deposit. In the opinion of SRK, this property has merit warranting additional exploration expenditures.

1.1	Scope of Work

The scope of work, as defined in a letter of engagement executed on October 8, 2013 between IAMGOLD and SRK, includes the construction of a mineral resource model for the São Sebastião gold deposit delineated by drilling on the Pitangui project and the preparation of an independent technical report in compliance with National Instrument 43-101 and Form 43-101F1 guidelines. This work typically involves the assessment of the following aspects of a project:

•	Topography, landscape, access;

•	Regional and local geology;

•	Exploration history;

•	Audit of exploration work carried out on the project;

•	Geological modelling;

•	Mineral resource estimation and validation;

•	Preparation of a Mineral Resource Statement; and

•	Recommendations for additional work.

1.2	Work Program

The Mineral Resource Statement reported herein is a collaborative effort between IAMGOLD and SRK personnel. The exploration database was compiled and maintained by IAMGOLD, and was audited by SRK. The geological model and outlines for the gold mineralization were constructed by IAMGOLD. In the opinion of SRK, the geological and mineral resource models discussed herein are a reasonable representation of the global distribution of the targeted gold mineralization identified on the property at the current level of sampling.

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The geostatistical analysis, variography, and mineral resource model were completed by SRK during November and December 2013. The Mineral Resource Statement reported herein was presented to IAMGOLD in a memorandum report on January 9, 2014.

This technical report was assembled in Toronto between the months of November 2013 and February 2014.

1.3	Basis of Technical Report

This report is based on information collected by SRK during a site visit performed from November 12 to November 15, 2013 and on additional information provided by IAMGOLD throughout the course of SRK’s investigations. SRK has no reason to doubt the reliability of the information provided by IAMGOLD. Other information was obtained from the public domain. This technical report is based on the following sources of information:

•	Discussions with IAMGOLD personnel;

•	Inspection of the São Sebastião gold deposit area, including outcrop and core;

•	Review of exploration data and reports provided by IAMGOLD; and

•	Additional information from public domain sources.

1.4	Qualifications of SRK and SRK Team

The SRK Group comprises of more than 1,600 professionals, offering expertise in a wide range of resource engineering disciplines. The independence of the SRK Group is ensured by the fact that it holds no equity in any project it investigates and that its ownership rests solely with its staff. These facts permit SRK to provide its clients with conflict-free and objective recommendations. SRK has a proven track record in undertaking independent assessments of mineral resources and mineral reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies, and financial institutions worldwide. Through its work with a large number of major international mining companies, the SRK Group has established a reputation for providing valuable consultancy services to the global mining industry.

The resource evaluation work and the compilation of this technical report was completed by Dorota El-Rassi, PEng (PEO #100012348) and Dr. Ivo Vos, PGeo (APGO #1770) with the assistance of Dr. Oy Leuangthong, PEng (PEO # 90563867) for the variogram modelling. Carl Nagy, MSc assisted with the compilation of the technical report. Ms. El-Rassi and Dr. Vos inspected the São Sebastião gold property from November 12 to November 15, 2013. All technical work was supervised by Glen Cole, PGeo (APGO #1416). By virtue of their education, membership to a recognized professional association and relevant work experience, Ms. El-Rassi, Dr. Vos and Mr. Cole, are independent Qualified Persons as this term is defined by National Instrument 43-101.

Dr. Jean-Francois Couture, PGeo (APGO #0197), a Corporate Consultant (Geology) with SRK, reviewed drafts of this technical report prior to its delivery to IAMGOLD as per SRK internal quality management procedures. Drs. Couture and Leuangthong and Messrs. Cole and Nagy did not visit the project.

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1.5	Site Visit

In accordance with National Instrument 43-101 guidelines, Dorota El-Rassi and Dr. Ivo Vos visited the Pitangui project from November 12 to November 15, 2013 accompanied by Mr. Milton Prado, the Exploration Manager (Brazil) of IAMGOLD.

The purpose of the site visit was to examine outcrop, core, audit project technical data, interview project personnel, and collect all relevant information for the preparation of a mineral resource evaluation and the compilation of a technical report. Ms. El-Rassi also reviewed the digitization of the exploration database, the validation procedures, and the geological modelling procedures with IAMGOLD personnel.

During the site visit Dr. Vos investigated the geological and structural controls on the distribution of the gold mineralization in order to aid the construction of three dimensional gold mineralization domains.

SRK was given full access to relevant data and conducted interviews with IAMGOLD personnel to obtain information on the past exploration work, to understand procedures used to collect, record, store, and analyze current exploration data.

1.6	Acknowledgement

SRK would like to acknowledge the support and collaboration provided by IAMGOLD personnel for this assignment. Their collaboration was greatly appreciated and instrumental to the success of this project. In particular, SRK would like to acknowledge the contribution of Dr. Jamie Rogers, Chief Geologist, IAMGOLD and Mr. Milton Prado Exploration Manager, IAMGOLD Brazil Ltda whose project knowledge greatly benefitted the project.

1.7	Declaration

SRK’s opinion contained herein and effective January 9, 2014 is based on information collected by SRK throughout the course of SRK’s investigations. The information in turn reflects various technical and economic conditions at the time of writing this report. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently, actual results may be significantly more or less favourable.

This report may include technical information that requires subsequent calculations to derive subtotals, totals, and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

SRK is not an insider, associate or an affiliate of IAMGOLD, and neither SRK nor any affiliate has acted as advisor to IAMGOLD, its subsidiaries or its affiliates in connection with this project. The results of the technical review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

SRK was informed by IAMGOLD that there are no known litigations potentially affecting the São Sebastião gold deposit.

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2	Reliance on Other Experts

SRK has not performed an independent verification of the land title and tenure information as summarized in Section 3 of this report. SRK did not verify the legality of any underlying agreement(s) that may exist concerning the permits or other agreement(s) between third parties, but has relied on information provided by legal advisors of IAMGOLD, Lucila de Oliveira Carvalho as expressed in a legal opinion provided to IAMGOLD Brasil Ltda on November 7, 2013. A copy of the title opinions is provided in Appendix A. The reliance applies solely to the legal status of the rights disclosed in Sections 3.1 and 3.2 below.

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3	Property Description and Location

The São Sebastião gold deposit occurs within the Pitangui project that comprises 11 contiguous exploration permits, covering a total area of 18,033.79 hectares. The site is located within the São João river hydrographic basin between the cities of Onça de Pitangui and São José da Varginha. This area is approximately 110 kilometres northwest of Belo Horizonte, in the central region of Minas Gerais state in southeastern Brazil (Figure 1).

Figure 1: Location of the Pitangui Project

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3.1	Mineral Tenure

IAMGOLD holds 100 percent interest in the Pitangui gold project (which hosts the São Sebastião gold deposit) through its wholly owned subsidiary Agua Nova Pesquisa Minerais Ltda. The mineral rights comprise 11 exploration permits, covering an area of 18,033.79 hectares (Figure 2). Agua Nova Pesquisa Minerais Ltda. was created to claim mineral rights for IAMGOLD, to prevent competitors from becoming aware of IAMGOLD’s exploration strategy. Table 1 summarises the mineral tenure information for the exploration permits.

The Departamento Nacional de Produção Mineral (DNPM) (National Department of Mineral Production) is responsible for the management of exploration and mining activities in Brazil, under the control of the Ministry of Mines and Energy (MME). Exploration permits do not have physical boundaries, but are issued based on digital geographic map staking; that is, they are not required to be legally surveyed and are subject to an annual tax to the Federal Government. The annual tax per hectare is R$2.36 (≈ C$1.00, December 2013) for the first three years of exploration, which increases to R$3.58 (≈ C$1.54, December 2013) for the next three years of exploration.

According to the legal opinion of Lucila de Oliveira Carvalho (November 7, 2013), the mineral rights for the exploration permits are all valid, regular, and in good standing. IAMGOLD is in compliance with the mining regulation related to the mining rights, which includes meeting the requirements of the DNPM rules, the payment of the annual fee per hectare, or any other applicable fees.

Figure 2: Mineral Tenure Map

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Table 1: Mineral Tenure Information

DNPM-ID	Area (ha)	Company	Phase	Status	Grant Date (dd/mm/yy)	Renewal Date (dd/mm/yy)	Expiry Date (dd/mm/yy)
830.931/07	1,852.26	Água Nova Pesquisas Minerais Ltda.	Exploration Permit	Permit Extension	18/02/09	07/03/12	07/03/15
830.932/07	1,787.25	Água Nova Pesquisas Minerais Ltda.	Exploration Permit	Permit Extension	18/02/09	07/03/12	07/03/15
830.933/07	1,676.93	Água Nova Pesquisas Minerais Ltda.	Exploration Permit	Permit Extension	18/02/09	07/03/12	07/03/15
830.934/07	1,686.09	Água Nova Pesquisas Minerais Ltda.	Exploration Permit	Permit Extension	18/02/09	07/03/12	07/03/15
830.935/07	1,852.28	Água Nova Pesquisas Minerais Ltda.	Exploration Permit	Permit Extension	18/02/09	07/05/12	07/05/15
830.936/07	1,593.54	Água Nova Pesquisas Minerais Ltda.	Exploration Permit	Permit Extension	27/11/08	07/03/12	07/03/15
830.937/07	1,690.43	Água Nova Pesquisas Minerais Ltda.	Exploration Permit	Permit Extension	18/02/09	07/05/12	07/05/15
831.051/07	1,784.79	Água Nova Pesquisas Minerais Ltda.	Exploration Permit	Permit Extension	18/02/09	07/03/12	07/03/15
831.052/07	1,476.76	Água Nova Pesquisas Minerais Ltda.	Exploration Permit	Permit Extension	18/02/09	07/03/12	07/03/15
831.053/07	1,699.53	Água Nova Pesquisas Minerais Ltda.	Exploration Permit	Permit Extension	18/02/09	07/03/12	07/03/15
833.743/11	933.93	Água Nova Pesquisas Minerais Ltda.	Exploration Permit	Permit	21/11/11	—	21/11/14

Total	18,033.79

There are no statutory royalty obligations because the mineral rights are currently exploration permits.

The mineral rights are not located within buffer zones of environmental conservation units, indigenous areas, or areas dedicated to land reform purposes.

The mineral resources reported herein São Sebastião gold deposit is located in tenements 830.936/07 and 830.934/07. Of the 11 exploration permits, 10 were renewed in March or May of 2012, and one is scheduled to be renewed in November, 2014. Each renewal is for a period of three years. The deadline to submit the final exploration report to the DNPM for the 10 renewed permits is March 2015.

3.2	Underlying Agreements

IAMGOLD holds 100 percent interest in the Pitangui project containing the São Sebastião gold deposit through its wholly owned subsidiary Agua Nova Pesquisa Minerais Ltda. SRK is not aware of any underlying agreements.

3.3	Permits and Authorization

Mineral rights in the exploration phase are granted exclusively by the DNPM and IAMGOLD does not require environmental operation licenses to undertake exploration drilling.

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3.4	Environmental Considerations

No environmental licenses or authorization are required in the exploration phase for the São Sebastião gold deposit. SRK is not aware of any other environmental considerations.

3.5	Mining Rights in Brazil

Any Brazilian company or any foreign company correctly registered in Brazil in accordance with Brazilian laws, as well as any Brazilian born citizen, can own mineral rights in Brazil. Mineral rights can be negotiated and traded as long as they have been granted as concessions by the DNPM, which is the equivalent of a National Bureau of Mines.

In order to obtain a mineral right in the form of a concession in Brazil, one has to file an application for the relevant mineral commodity over an area not currently covered by a valid mineral right, making correct references to the area coordinates, at the DNPM local office. There are 25 local DNPM offices in Brazil. Alternatively, a mineral right in the form of a concession can be obtained through a public tender process.

If the application for mineral rights is accepted by the DNPM, a concession (Alvara) will be granted, normally for a period of three years. At the end of the first three years, the concession owner can request a three-year extension by filing a report detailing the completed exploration work, and a proposed exploration program. DNPM officials are typically very conservative when granting the three-year extension periods and often denies extensions when little exploration work has been completed.

At the end of the three-year extension period a final report must be filed at the original DNPM local office. This report must demonstrate the mineral reserves or resources, as supported by drill results. Once the final report is approved by the DNPM, the concession owner will have a one year period to complete a PAE (Plano de Aproveitamento Economico), which is the equivalent of a feasibility study. This one-year period can be renewed for another one year, if appropriately justified. During the PAE period, the concession owner must apply for the necessary environmental permits. Once the permits are granted and the PAE report is approved, a mining concession is granted, and the concession owner has a period of nine months to commence mining operations.

The granted concession for mining provides the miner a title that warrants the use of the mineral resource, through a decree (administrative rule) from the Minister of the Mines and Energy (also known as Exploitation Decree or Portaria de Lavra). This title can only be achieved through definition of an economic mineral reserve through mineral exploration.

Title maintenance is conditional to strict observation of mandatory conditions represented by duties (limitations and obligations), including but not limited to payment of yearly taxes, fulfillment of demands, and yearly declaration of mineral investments.

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4	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

4.1	Accessibility

The Pitangui project is located approximately 110 kilometres northwest of the city of Belo Horizonte within Onça do Pitangui County, 13 kilometres east of the town of Onça do Pitangui. Surrounding larger cities include Pará de Minas, Pitangui, and Pequi, which are approximately 12, 23, and 12 kilometres to the southeast, northwest, and north, respectively.

Access to the Pitangui project area takes approximately two to three hours from Belo Horizonte by car. From Belo Horizonte, highway BR381 is taken west out of town until it meets up with highway BR262, which is taken northwest to the city of Pará de Minas. From Pará de Minas, the project area can be accessed via a number of unpaved roads from the city itself, or from the highways which link Pará de Minas to Pequi (MG 431) and to Pitangui (MG 423, BR 352). The highways and unpaved roads are generally in acceptable to good condition.

Belo Horizonte can be accessed by road via numerous highways in Brazil or by plane via Belo Horizonte’s international airport that is served on a daily basis by a number of regional airlines. Short range flights can also be obtained from Belo Horizonte’s Pampulha - Carlos Drummond de Andrade Airport. The city of Pará de Minas also has an airport (Arnauld Marinho Airport) where it is possible to obtain rental flights. This airport has a 1.2 kilometre paved runway.

4.2	Local Resources and Infrastructure

The city of Pará de Minas is approximately 12 kilometres to the southeast of the São Sebastião gold deposit, and is located in the centre of the municipality of Pará de Minas, which has a population of approximately 89,000. This city hosts the strongest economy in the region, driven primarily by chicken and cattle farms, and tomato plantations. Common services and infrastructure are available in Pará de Minas. Local labourers are hired by IAMGOLD from the nearby town of Onça de Pitangui, and the villages of Jaguara and Barreiro.

The region is connected with 500 kV power lines to the Brazilian power network. A diversified reliance on hydro, thermoelectric and nuclear power ensures that the Brazilian power network can consistently supply a sufficient source of power. Water is available from a small river that crosses the São Sebastião gold deposit. A license has been granted for this purpose.

The Pará de Minas region has a history of mining, including Jaguar Mining’s nearby Turmalina mine; located approximately 7 kilometres west of the city of Onça do Pitangui. In addition, several large iron and gold mines are located approximately 110 km to the east. This history has resulted in a mining-aware environment throughout the region in which experienced mining personnel and infrastructure are available. Furthermore, the cities of Pitangui and Belo Horizonte host institutions which offer mine technician and university level geology courses, respectively.

Infrastructure for the São Sebastião gold deposit is located in the nearby town of Onça de Pitangui and the village of Jaguara, and includes core shacks, structures for drillcore logging, sampling and sample storage, offices, and housing. General illustrations of local infrastructure are shown in Figure 3 A to D.

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4.3	Climate

The climate in the Pitangui project area is defined by two distinct seasons: (1) a dry season from April to September characterized by temperatures ranging from 13 to 28 degrees Celsius and a lack of precipitation, and (2) a rainy season from October to March characterized by temperatures ranging from 20 to 35 degrees Celsius and frequent tropical storms. The yearly average rainfall precipitation is between 1,400 and 1,500 millimetres.

Gravel roads to the project area are accessible in all seasons. Exploration and mining in the area can take place throughout the year.

4.4	Physiography

The São Sebastião gold deposit is situated in a region of low topographic relief, comprising gently rolling hills with an average elevation of 750 to 800 metres. Local weathering-resistant (banded iron formations) geology has led to linear topographic features reaching a maximum height of 1,060 metres.

The area directly surrounding the project comprises mostly pasture fields. Original vegetation, comprising tropical deciduous forest transitioning into Brazilian savannah, is locally preserved. Rock outcrops are scarce and limited to road cuts. General illustrations of the physiography of the project area are shown in Figure 3 E and F.

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Figure 3: Typical Landscape and Infrastructure in the Project Area

A. Field office (Source: IAMGOLD)

B. Core logging facility and temporary storage (Source: IAMGOLD)

C. Core shack (Source: IAMGOLD)

D. Core rock saw (Source: IAMGOLD)

E. Typical physiography: looking north-west

F. Typical physiography: looking north-east

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5	History

The discovery of gold in the Pitangui region dates back to the early 18th century. Modern gold exploration in the Pitangui greenstone belt began in the late 20th century.

The Pitangui project is located at the north-west extension of the Quadrilatero Ferrifero, which hosts a number of significant mineral deposits, the most economically important being iron and gold.

5.1	Prior Ownership and Changes

There are no prior owners or ownership changes. The São Sebastião gold deposit was discovered by IAMGOLD.

5.2	Previous Exploration Work

No exploration work was performed on the property prior to exploration by IAMGOLD.

Regional scale exploration in the Pitangui greenstone belt was conducted by Anglo American and a subsidiary, including Unigeo and AngloGold, from the late 1970s to the early 1990s, culminating in the discovery of what is now the Turmalina mine approximately 20 kilometres to the west. Jaguar Mining acquired the Turmalina project in 2004 and focused their exploration efforts in brownfield areas.

5.3	Previous Mineral Resource Estimates

There are no previous mineral resource estimates for the São Sebastião gold deposit.

5.4	Historical Production

There has been no historical production on the São Sebastião gold deposit. In addition, SRK is not aware of any artisanal or irregular small-scale miners operating within the project area.

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6	Geological Setting and Mineralization

6.1	Regional Geology

The Pitangui project São Sebastião gold deposit is located in the southern part of the western sector of the Neoarchean – Proterozoic São Francisco craton in an area referred to as the Quadrilátero Ferrifero (Iron Quadrangle: Figure 4). The Quadrilátero Ferrifero is one of the major gold provinces in the world and is composed of Archean greenstone belts, Archean to Proterozoic granite-gneiss terrains, and Proterozoic supracrustal sequences (Baltazar and Zucchetti, 2007).

The main greenstone belt in the Quadrilátero Ferrifero, the 2,790 – 2,750 million years (MA) Rio das Velhas Greenstone Belt (Figure 4), represents a collage of oceanic fragments resulting from tectonic amalgamation of volcanic-sedimentary sequences generated in different tectonic environments. The greenstone belt is tectonically dismembered and is affected by widespread hydrothermal alteration, resulting in a limited understanding of its stratigraphy.

Figure 4: Regional Geology Setting of the Iron Quadrangle, Showing Locations of Gold Mines, Deposits (incl. the São Sebastião Gold Deposit) and Occurrences

(Source: IAMGOLD)

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Based on the current understanding of stratigraphic relationships, the Rio das Velhas Greenstone Belt comprises the Rio Das Velhas Supergroup that is subdivided into the Nova Lima and Maquiné Groups and is tectonically juxtaposed against granite-gneiss terrains. The Nova Lima Group comprises mainly mafic volcanic rock with komatiitic flows at the base, clastic sedimentary sequences, abundant chemical sedimentary rocks including iron, quartz-dolomite and quartz-ankerite formations, conglomerate and carbonaceous phyllite. There is no widely accepted stratigraphy for the Nova Lima Group due to intense deformation, hydrothermal alteration, and weathering in the Quadrilátero Ferrifero. Ages for the volcanic rocks in this group range from 3,035 Ma to 2,772 Ma (Baltazar and Zucchetti, 2007). The Maquiné Group comprises sandstones, conglomerate and quartz-phyllite that unconformably overlie the Nova Lima Group.

Proterozoic supracrustal sequences are represented by the Minas, Espinhaço and São Francisco Supergroups that were deposited in passive margin basins during intermittent episodes of rifting (Baltazar and Zucchetti, 2007; Castro and Dardenne, 2000).

The granite-gneiss terrains and greenstone belts making up the Quadrilátero Ferrífero were affected by three main orogenic events. These include:

1.	The ~2,750-2,650 Ma Rio das Velhas orogeny resulting from overall northeast-southwest compression (Baltazar and Zucchetti, 2007);

2.	The 2,100-1,900 Ma Rhyacian-Orosirian orogeny, also known as Transamazonian orogeny, resulting in the formation of the São Francisco paleocontinent; and

3.	The ~600-500 Ma Panafrican-Brasiliano orogeny associated with east-west thrusting along the easternmost portion of the Quadrilátero Ferrífero (Alkmin and Marshak, 1998; Noce et al., 2007).

Baltazar and Zucchetti (2007) recognize four generations of structures in the Rio das Velhas Greenstone Belt, related to these three deformation events. The formation of west- to northwest-striking faults and folds is attributed to the first stage (D1) of a progressive compressional deformation event (D1-D2) during the Rio das Velhas orogeny. During the second stage of this orogeny (D2) southwest-verging, northwest-striking ductile shear zones and associated overturned tight to isoclinal northwest-trending folds were formed that exhibit a spatial relationship with gold deposits. Diapiric uprising of batholiths as metamorphic core complexes during the Rhyacian-Orosirian orogeny (D3) coincided with the formation of regional-scale open and upright synclines in the Archean and overlying Proterozoic supracrustal sequences. These fold structures define the quadrangular shape of the Quadrilátero Ferrífero. Domes comprised of granite-gneiss basement blocks also developed during this stage of deformation. The Panafrican-Brasiliano orogeny (D4) resulted from initial east-west compression evolving into transpressional late-orogenic belt-parallel tectonics that affected the eastern margin of Brasil, but also the western part of the Quadrilátero Ferrífero.

6.2	Property Geology

The São Sebastião gold deposit, together with the Onça-Penha and Aparição gold prospects, are hosted within the Pitangui Greenstone Belt that is located within the northwest-trending volcano-sedimentary greenstone belt that is correlated with the Archean Rio das Velhas Supergroup (Figure 5). The greenstone belt is bound to the north, east and south by Archean granite-gneiss terrains, although to the north and northwest of the deposit, Neoproterozoic clastic and chemical sedimentary rocks of the Bambui Group unconformably overlie the belt (Figure 5).

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Figure 5: Local Geology Setting of the São Sebastião Gold Deposit

(Source: IAMGOLD)

The geology of the Pitangui belt can be divided into a lower and upper sequence that can be broadly correlated with the stratigraphic subdivision described by Romano (2007). The lower sequence comprises ultramafic and mafic volcanic rock intercalated with Algoma-type banded iron formation, turbiditic greywacke and fine-grained carbonaceous sedimentary units. The upper sequence is composed of clastic sedimentary rock including turbiditic greywacke and carbonaceous phyllite. Metamorphic mineral assemblages preserved in these rocks are indicative of greenschist facies metamorphic conditions. The greenstone belt lithologies generally strike northwest across the Pitangui belt, except in the vicinity of batholith contacts along the northeastern and eastern sector of the belt where local northerly and easterly strikes are observed.

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Three deformation events can be recognized within the Pitangui greenstone belt. Key structural features include: D1 isoclinal to tight northwest-plunging folds and bedding-parallel shear zones, and an S1 foliation that strikes northwest subparallel to bedding (except in fold hinges); D2 open to tight northwest-plunging folds with steep to moderate dipping axial planes that refold earlier isoclinal folds, northwest-striking, northeast-dipping shear zones, and a weakly developed S2 axial planar and crenulation cleavage; and D3 open northeast-plunging folds and an associated S3 spaced, axial planar and crenulation cleavage. The similarity in the style and orientation of D1 and D2 structures may indicate development during a single progressive deformation event. The overall structural pattern of the Pitangui greenstone belt can be described as a dome-and-basin fold interference pattern.

The São Sebastião gold deposit is situated near a major change in structural trends - northwest to north-northwest and close (~1,500 metres) to a granitoid intrusion. Locally, the deposit is located along the northeastern limb of the D2 Jaguara anticline, an open asymmetric fold plunging northwest and verging southwest. A northwest-trending shear zone, locally referred to as the Pitangui shear zone, occurs roughly 3 kilometres to the southwest of the São Sebastião deposit. The deposit is associated with a 1,200 by 350 metres northwest-trending gold-in-soil anomaly and a doughnut-shaped arsenic anomaly of similar size. Banded iron formation units at the deposit are associated with well-developed magnetic anomalies and IAMGOLD applied three-dimensional geophysical inversion techniques to model the extent and geometry of the banded iron formation units to help guide exploration targeting. Gold mineralization is associated with disseminated to occasionally massive sulphide zones hosted by banded iron formations. Mineralized zones display a northwest strike and northeast dip with local strike and dip variations related to parasitic folds along the limbs of larger D2 folds and later D3 folds.

6.3	Mineralization

Gold mineralization at São Sebastião is contained within several stacked banded iron formation units, locally referred to as the Tomate, Biquinho, Pimentão, and Pepino zones (from top to bottom). The auriferous zones, as defined to date, can reach thicknesses of up to 10 metres and have maximum strike and dip extents of approximately 1,075 and 350 metres for the Tomate zone; 1,875 and 550 metres for the main Biquinho zone; 1,000 and 500 metres for the Pimentão zone; and 230 and 500 metres for the Pepino zone, respectively. It should be noted that auriferous zones at other banded iron formation-hosted gold deposits in the Quadrilátero Ferrifero have cigar-like geometries with down-plunge dimensions that are significantly greater than their strike dimensions.

Auriferous zones are characterized by the presence of pyrrhotite with arsenopyrite, pyrite, and chalcopyrite in smaller amounts. These sulphides are typically disseminated throughout the banded iron formation units, but may also be concentrated as thicker lenses or beds replacing primary magnetite bands. Quartz-sulphide extensional veins and fractures also occur at a high angle to the bedding and foliation in the banded iron formation. Subordinate intervals containing coarse euhedral arsenopyrite (considered to be late in the paragenetic sequence) and lacking pyrrhotite-pyrite alteration occur locally and have returned erratic gold grades. An overview of the host rock characteristics and the dominant alteration minerals proximal and distal to the auriferous zones is provided in Figure 6.

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Figure 6: Typical Gold Mineralization and Hydrothermal Alteration for São Sebastião Gold Deposit

A.	Distal hydrothermal alteration; grunertie forms axial plane foliation, magnetite forms dark gray to black layer, and s-bands comprise biotite chlorite schist. Borehole FJG53, at 160.8 metres.

B.	Distal hydrothermal alteration; same mineralogy as A. Borehole FJG56, 115.5m.

C.	Inner hydrothermal alteration, low-As mineralization (pyrrhotite, pyrite and minor chalcopyrite). Borehole FJG 07, sample 31, 0.52 metres grading 9.8 grams of gold per tonne (gpt Au).

D.	Inner hydrothermal alteration, high-As mineralization (arsenopyrite, pyrrhotite, minor pyrite and chalcopyrite). Borehole FJG 07, sample 08, 0.55 metres grading 12.9gpt Au.

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Gold most commonly occurs as anhedral crystal intergranular to gangue minerals (quartz and carbonate), along the contacts between sulphide and gangue minerals, or as fracture infill (Figure 7). Gold is also found as microinclusions in arsenopyrite and pyrrhotite crystals. In terms of mineralogy and chemical affinity, gold is associated with two styles of mineralization: 1) pyrrhotite-arsenopyrite with minor pyrite and chalcopyrite characterized by elevated arsenic contents (greater than 1,000 parts per million, ppm); and 2) pyrrhotite with minor chalcopyrite ± pyrite characterized by relatively low arsenic contents (below 500 ppm). The first style is dominant, but both styles may occur within an individual auriferous interval.

Figure 7: EDS Image Showing Gold (Au) as Fracture Fillings in Arsenopyrite (Apy) and Intragranular Crystals Between Quartz and Carbonate Gangue (black).

Drillhole FJG 07, at 262.5 metres.

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7	Deposit Types

The style of gold mineralization in the São Sebastião deposit is similar to many other banded iron formation-hosted deposits in the Rio das Velhas Greenstone Belt in the Quadrilátero Ferrifero. The Rio das Velhas Greenstone Belt, including the northwest-trending volcano-sedimentary belt, referred to as the Pitangui belt, hosts a number of large gold deposits, including the Morro Velho, Cuiabá, São Bento, Raposos, Faria, Bicalho, and Bela Fama deposits as well as hundreds of smaller individual gold occurrences. All of these deposits, regardless of size, are structurally controlled, related to either shear zones or folds, and are characterized by extensive down-plunge continuity (Vial et al., 2007).

Several styles of gold mineralization have been recognized in the Rio das Velhas Greenstone Belt. The main styles include:

•	Banded iron formation-hosted gold (e.g., Cuiabá, São Bento, Raposos, São Sebastião da Jaguara);

•	Lapa seca (a term used to describe massive ankerite/ferroan dolomite, quartz and plagioclase rock; e.g., Morro Velho, Bela Fama); and

•	Orogenic-type quartz veins (e.g. Juca Vieira, Fernandes).

Another group of gold deposits is hosted by Paleoproterozoic sedimentary rocks, including those of the Minas Supergroup. This second group can be subdivided into three types, including:

•	Arsenopyrite-tourmaline-bearing quartz veins hosted by ductile-brittle shear zones in quartzites and phyllites of the Caraça Group and overlying Lake Superior-type banded iron formations of the Cauê Formation (Minas Supergroup, e.g., Passagem de Mariana);

•	Gold-palladium deposits associated with itabirites (metamorphosed oxide iron formation) of the Minas Group, also referred to as Jacutinga-type gold mineralization (e.g., Galbiatti et al., 2007); and

•	Paleoproterozoic sediment-hosted gold deposits (e.g., Palmital).

The Turmalina gold deposit owned by Jaguar Mining is the only gold mine currently in production in the Pitangui greenstone belt. This deposit comprises five main zones of shear-hosted quartz-sulphide veins and minor sulphide dissemination zones.

The São Sebastião gold deposit has features and characteristics that allow classification as an epigenetic Archean orogenic gold deposit (e.g., Groves et al., 1998; Goldfarb et al., 2001). These can be summarized as: 1) mineralization associated with a stage of crustal deformation; 2) lithological control: major gold deposits in the Quadrilátero Ferrifero are hosted by and confined to banded iron formation; 3) strong structural control on the distribution of gold mineralization: major gold deposits in the Quadrilátero Ferrifero show an extensive down-plunge continuity relative to strike length and width (up to 20 metres); 4) epigenetic nature of the mineralization: sulphidation is interpreted as the major host rock alteration and gold deposition mechanism; and 5) the geochemical signature: gold mineralization has a positive correlation with arsenic content.

Exploration techniques used to explore for this deposit type include surface rock and soil sampling in conjunction with detailed structural and geological mapping. Geophysical surveys, particularly magnetic, electromagnetic, and induced polarization methods are useful in defining sulphide-rich zones that may be auriferous.

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8	Exploration

8.1	IAMGOLD Corp., 2006 – Present

8.1.1	Regional Greenfields Exploration

The IAMGOLD Brazil exploration team selected the Pitangui greenstone belt as a target for regional greenfield exploration during a country-wide evaluation program in 2006 – 2007. Exploration plans were based on IAMGOLD’s interpretations of available geological maps and regional government-sponsored airborne geophysical surveys. Initial exploration occurred in 2008 and comprised regional geological reconnaissance over a 200-square-kilometre area, mineral rights applications and an initial 150 sample stream sediment sampling campaign. During 2009 and 2010, IAMGOLD continued exploration, completing 150 square kilometres of regional-scale mapping and an open-grid soil geochemistry survey (400 metres by 50 metres) in the southern sector of the mineral exploration concessions.

These efforts yielded several gold anomalies, including what is now the São Sebastião gold deposit adjacent to the village of Jaguara, and an additional target near the town of Onça do Pitangui. There are no previous records of gold occurrences or historic gold workings in the area of Jaguara village.

Regional exploration continued in 2012 – 2013. During this time, an airborne radiometric and magnetic survey was completed by Fugro. A total of 2.056 kilometres of lines were flown, covering an area of 92 square kilometres. Lines were spaced 50 metres apart, and tie lines were spaced 500 metres apart. Magnetic and radiometric data were collected every three metres over the lines.

Additional soil geochemistry surveys (400 metres by 50 metres) and geological mapping were extended towards the north of the mineral exploration concessions. These efforts yielded the Aparição target, approximately 4 kilometres southeast of the village of Jaguara.

A summary of exploration work conducted across the São Sebastião gold deposit is presented in Figure 8.

8.1.2	Infill Soil Geochemistry

As a follow-up on previously detected soil anomalies, in 2011 an infill soil geochemistry campaign (200 metres by 50 metres) was carried out over the São Sebastião and Onça-Penha gold anomalies, followed by a scout drilling campaign (detailed in Chapter 9). Collectively, the regional and infill soil geochemistry campaigns comprised a total of 6,295 samples over an area of 107.21 square kilometres. Results from the combined exploration efforts indicated that the São Sebastião target was worthy of additional exploration.

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Figure 8: Summary of Exploration Work Conducted throughout the Pitangui São Sebastião gold deposit

8.1.3	Geophysical Surveys

In conjunction with the 2012 – 2013 drilling campaign, ground and down-hole induced polarization and resistivity surveys, a ground magnetic survey and ground and down-hole electromagnetic surveys were completed by Fugro. Details of each survey, including the regional airborne radiometry and magnetometry surveys, are presented in Table 2.

Table 2: Summary of Geophysical Surveys on the São Sebastião gold deposit

Survey Method	Year	Target	N° of Lines	Total length of survey (km)	N° of boreholes	Length of combined boreholes (km)	Area km²
Ground IP*/Resistivity	2012	São Sebastião	3	5.80			1.57
Down-hole IP/Resistivity	2012	São Sebastião			4	1.40
Ground TDEM*	2012	São Sebastião	1	1.20
Borehole EM*	2012	São Sebastião			11	3.31
Ground TDEM*	2013	São Sebastião	5	4.50			0.72
Borehole EM	2013	São Sebastião			3	1.58
Airborne Magnetic/Radiometric	2012	Regional	—	2,056	—	—	92

*	IP = induced polarization; TDEM = time domain electromagnetic; and EM = electromagnetic,

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9	Drilling

9.1	Introduction

IAMGOLD drilled a total of 57 core boreholes (approximately 19,575 metres) at the São Sebastião gold deposit between 2011 and 2013. No previous drilling has been performed. The details of this drilling are presented in Table 3 and Figure 9.

9.2	Drilling Procedures and Approach

All drilling was undertaken by Mata Nativa Comércio e Serviços Ltda., an independent contractor from Nova Lima, Minas Gerais, Brazil. The 2011 and 2012 drilling campaigns were undertaken with a single drill rig, whereas the 2013 drilling campaign was completed with two drill rigs. Drilling utilized HQ equipment for weathered material, including soil, laterite and saprolite, and NQ for unweathered rock.

All borehole collars were surveyed according to the local UTM coordinates (Corrego_Alegre_UTM, Zone 23S), using a handheld GPS before drilling commenced, and again once drilling had been completed and the drill rig removed. The handheld GPS was kept in place for three to four minutes during each measurement to increase accuracy. Following the completion of drilling and the removal of the drill rig, collar locations were marked with a PVC pipe and concrete blocks, and labeled according to borehole ID, azimuth, dip, and commencement and the completion date of drilling. For boreholes that were selected for down-hole geophysical surveys, the drill casings were left in-situ.

Drilling platforms were assembled by IAMGOLD. Once assembled, using a geological compass, two wooden stakes were positioned in the orientation of the borehole azimuth. The drill rig was then aligned parallel to this orientation by the drill contractor, while under the supervision of IAMGOLD staff. If required, additional positioning to ensure correct azimuth and dip of the drill rig was performed by IAMGOLD staff with the use of a geological compass and clinometer.

Core recovered from all boreholes was oriented. From 2011 to January 2013 (up to borehole FJG28), core orientation was performed using a spear (this method involves lowering a heavy steel spear inside the drill rod after the inner tube is removed; the heavy spear slides along the base of the rods and mark the bottom edge of the core for the subsequent drill run). From February 2013 onwards (from borehole FJG29), with the exception of borehole FJG40, core orientation was performed using the ACT tool. The ACT tool used a digital system that allowed the user to orient the core at three-metre intervals.

All down-hole surveys were completed using a Maxibor down-hole survey tool.

All geological core logging, including lithology, alteration and structure, was performed by IAMGOLD geologists with the use of notebooks and the GEMSLOGGER application. Structural measurements on core were collected using an in-house core orienting tool prior to mid-2012, and using a Kenometer tool thereafter. Geotechnical and magnetic susceptibility logging were performed by IAMGOLD technicians. Pictures were taken of all core, typically prior to sampling. All digital data is stored on the IAMGOLD Brazil computer servers. Throughout the drilling process, IAMGOLD staff continuously supervised drilling operations to ensure that correct health and safety protocols, environmental standards, and drilling procedures were being followed.

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Table 3: Summary Characteristics of Drilling

Borehole ID	Period	Azimuth(°)	Dip(°)	Length (metre)	Easting* (metre)	Northing* (metre)	Elevation (metre)
FJG01	2011	135	-60	351.38	533,972	7,818,090	777
FJG02	2011	226	-59	279.65	534,223	7,817,758	825
FJG03	2011	225	-60	207.95	534,408	7,817,575	873
FJG03A	2011	220	70	74.05	534,408	7,817,575	873
FJG04	2011	225	-60	193.85	534,607	7,817,520	852
FJG05	2011	180	-60	212.22	533,932	7,817,896	770
FJG06	2012	225	-60	353.11	534,150	7,817,890	800
FJG07	2012	225	-60	566.42	534,265	7,818,017	791
FJG08	2012	225	-60	478.19	534,362	7,817,879	816
FJG09	2012	225	-60	181.42	534,491	7,817,666	845
FJG10	2012	225	-60	169.68	534,664	7,817,275	869
FJG11	2012	225	-80	154.45	534,517	7,817,331	876
FJG12	2012	225	-60	193.60	533,840	7,817,850	773
FJG13	2012	225	-60	405.20	534,136	7,818,196	773
FJG14	2012	225	-60	281.62	534,097	7,817,592	828
FJG14A	2012	225	-70	85.620	534,097	7,817,592	828
FJG15	2012	225	-60	300.15	534,166	7,817,667	841
FJG16	2012	225	-60	366.35	534,244	7,818,373	780
FJG17	2012	225	-60	379.82	534,001	7,818,340	801
FJG18	2012	225	-60	300.38	533,723	7,818,065	785
FJG19	2012	225	-60	321.80	533,871	7,818,215	783
FJG20	2012	45	-60	424.82	533,299	7,817,362	765
FJG21	2012	45	-60	330.17	533,452	7,817,782	818
FJG22	2012	45	-75	355.27	533,612	7,817,680	790
FJG23	2012	225	-63	600.67	534,177	7,818,516	811
FJG24	2012	225	-60	555.25	534,359	7,818,318	778
FJG25	2012	225	-60	505.32	533,857	7,818,475	828
FJG26	2012	225	-64	437.63	533,704	7,818,323	823
FJG27	2013	225	-61	492.51	533,580	7,818,474	849
FJG28	2013	225	-60	362.09	533,587	7,818,161	796
FJG29	2013	225	-61	545.10	533,723	7,818,617	850
FJG30	2013	225	-60	573.30	533,791	7,818,690	847
FJG31	2013	225	-61	567.36	534,048	7,818,675	828
FJG32	2013	225	-62	396.44	534,166	7,818,361	781
FJG33	2013	225	60	463.95	534,107	7,818,307	774
FJG34	2013	225	-60	296.06	534,035	7,818,242	785
FJG35	2013	225	-60	338.15	533,927	7,818,265	799
FJG36	2013	225	60	407.50	534,115	7,818,019	791
FJG37	2013	225	-60	427.72	534,201	7,818,087	778
FJG38	2013	225	-60	452.03	534,326	7,818,105	783
FJG39	2013	225	-60	438.65	534,235	7,818,157	775
FJG40	2013	225	-61	364.97	534,210	7,817,954	790
FJG41	2013	225	-62	363.37	534,220	7,818,248	775
FJG42	2013	225	-60	276.20	533,964	7,818,167	788
FJG43	2013	225	-60	434.98	534,410	7,818,041	794
FJG44	2013	225	-60	240.00	533,900	7,818,094	780
FJG45	2013	225	-60	334.71	534,339	7,817,966	804
FJG46	2013	225	-60	304.46	533,795	7,818,147	777
FJG47	2013	225	-60	360.88	534,270	7,817,897	812
FJG48	2013	225	-60	220.28	533,949	7,818,005	771
FJG49	2013	225	-60	352.50	534,191	7,817,825	821
FJG50	2013	225	60	237.22	533,760	7,817,953	775
FJG51	2013	225	-60	230.80	533,826	7,818,030	773
FJG52	2013	230	-62	297.54	534,058	7,817,685	822
FJG53	2013	225	-60	198.16	534,031	7,817,998	769
FJG54	2013	225	-60	300.23	534,108	7,817,768	810
FJG55	2013	225	-60	231.39	533,967	7,818,089	777

Total				1,9574.59

*	Corrego_Alegre_UTM, UTM Zone 23S

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Figure 9: Map Showing the Distribution of Drilling

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9.3	Core Sampling Method and Approach

Core intervals to be sampled for assaying were identified and marked by IAMGOLD staff using a red marker. Other core intervals to be sampled for other applications such as: petrographic studies, whole-rock chemical assays, total organic carbon, organic compound determination and geochronology were marked with a blue marker. Assay sample intervals range between 0.4 and 1.0 metres in length. Visual geological indicators that can limit the sampling interval include lithological contacts, hydrothermal alteration zones, and structural boundaries. Only core intervals that intersected BIF layers, veins and sulphide zones were sampled (with the exception of boreholes FJG01 to FJG09, in which core from the entire boreholes were sampled). Sampling was carried out by IAMGOLD technicians, under the supervision of IAMGOLD geologists. The sampling procedures were as follows:

•	Core was placed in core boxes and transported by IAMGOLD staff from drilling platforms to the core shack at the end of each work shift;

•	Once transported, core boxes were aligned according to increasing down-hole depth, and reviewed by IAMGOLD staff for core recovery;

•	Core orientation was marked by a continuous green line, photographed, and logged;

•	Samples were marked using a red markers arrows pointing up the borehole, core was also marked along sample lines;

•	The borehole length intervals were marked with metal tags in the core box;

•	Samples were cut lengthwise using a diamond saw, and one side was packed in plastic bags and sealed. The other half core was retained for future reference;

•	Sample tags were taped to each sample bag, and inserted in each sample bag;

•	Sample bags were ordered sequentially, and standards and blanks were inserted at set intervals;

•	One local blank sample inserted every 40th sample;

•	One certified standard inserted every 20th sample;

•	Photos of all samples, including standards and blanks were taken; and

•	A third party (TG Transportes) transported the samples by truck from the IAMGOLD core shack at Onça de Pitangui to one of two sample preparation labs in Goiânia (ACME labs), or in Belo Horizonte (SGS and ACME labs).

Sample identification codes comprise two parts, the borehole ID and a sequential sample number. All digital data associated with sampling is stored on the IAMGOLD Brazil computer servers.

9.4	Specific Gravity

IAMGOLD measured specific gravity on core samples using a water displacement methodology. The database contains database 2,569 measurements. Most measurements were taken in waste material.

Specific gravity data by rock type and mineral resource domain are summarized in Figure 10.With a limited number measurement from gold mineralized intervals, an average specific gravity value was assigned to each resource domain (Table 4).

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Figure 10: Boxplot Showing Basic Statistics of the Density Data

Table 4: Specific Gravity Assigned to Resource Domains

Zone	Domain	Count	Average Specific Gravity
São Sebastião	Tomate	26	3.09
	Biquinho	310	3.24
	Pimentao	123	3.23
	Pepino	23	3.06

9.5	SRK Comments

The procedures undertaken by IAMGOLD at the Pitangui project São Sebastião gold deposit for core drilling, handling, logging and maintenance of the database for the project are well managed, documented, and undertaken with a well-defined set of procedures that meet industry standard practice. SRK is not aware of any drilling, sampling or other factors that could materially impact the accuracy and reliability of the results discussed herein. SRK concludes that the samples are representative of the source materials and there is no evidence of bias.

SRK considers that the exploration data collected by IAMGOLD are of sufficient quality to support mineral resource evaluation.

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10	Sample Preparation, Analyses, and Security

10.1	Sample Preparation and Analyses

Core sampling procedures are described in Section 9. From May 2009 to October 2011, auger drilling samples and geochemical samples were collected and submitted for assaying. These samples were not considered for mineral resource modelling. Core samples considered for mineral resource modelling were prepared and assayed at commercial laboratories that are independent from IAMGOLD.

Core samples were prepared using a standard rock preparation procedure (drying, weigh, crushing, splitting, and pulverization). Samples are taken from the field camps to the sample preparation laboratories by independent carrier TG Transportes Ltd. From the onset of sampling in 2009 until May 2013, sample preparation was undertaken by the preparation laboratories at ACME Analytical Laboratory in Goiânia and Vespasiano, Brazil. Sample pulps were thereafter shipped to ACME Analytical Laboratory in Santiago, Chile for analyses. Gold was assayed using a fire assay procedure with an atomic absorption finish (ACME code G601 and G610). Samples were also assayed for a suite of trace elements using an aqua regia digestion and inductively coupled plasma emission spectroscopy (ICP-ES, ACME code: Group 1D).

In March 2012, ICP check assays were performed at SGS GEOSOL Laboratory in Vespasiano, Brazil using an aqua regia digestion (SGS GEOSOL code: ICP14B). In December 2012, ICP check assays were conducted using four-acid digestion (SGS GEOSOL code: ICM40B).

From May 2013 to July 2013, sample preparation was undertaken by the ACME Analytical Laboratory in Vespasiano, Brazil. Sample pulps were then shipped to two separate laboratories: ACME Analytical Laboratory in Santiago, Chile, for gold assays using a fire assay procedure with an atomic absorption finish (ACME code G601 and G610), and ACME Analytical Laboratory in Vancouver, Canada for analysis of trace elements using a four acid digestion and inductively coupled plasma mass spectroscopy (ICP-MS, ACME code: Group 1T-MS).

From July 2013 onwards, sample prepared at the ACME Analytical Laboratory in Vespasiano, Brazil were shipped to ACME Analytical Laboratory in Vancouver, Canada, by ACME, and assayed for gold using a fire assay procedure and an atomic absorption finish (ACME code G601 and G610), and for trace elements using four-acid digestion and inductively coupled plasma emission spectroscopy (ICP-MS, ACME code: Group 1T-MS).

Field and laboratory duplicate samples were neither collected nor analyzed.

Following analyses, pulps and crushed samples were returned to the IAMGOLD field camp at the Pitangui project and are stored in plastic buckets.

Both ACME laboratories used by IAMGOLD are accredited by the Standards of Council of Canada. ACME Laboratory in Santiago, Chile is accredited by the Standards Council of Canada (accredited laboratory no. 764) for the determination of gold by lead collection fire assay with atomic absorption spectrometry and gravimetric finish, and the determination of silver, copper, lead, zinc, iron and molybdenum by aqua regia, four acid and three acid digestion with atomic absorption spectrometry finish. The ACME Laboratory in Vancouver, Canada is accredited by the Standards Council of Canada (accredited laboratory no. 720) for the determination of gold by fire assay with gravimetric finish. Both ACME laboratories have obtained the ISO/IEC 17025:2005 certification.

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The SGS GEOSOL laboratory in Vespasiano, Brazil is compliant with ISO 9001:2008 and 14001:2004 certified by ABS Quality Evaluation Inc. (USA) with accreditation by ANAB (USA) in April 2006. The SGS GEOSOL group laboratories are also undergoing an accreditation process to obtain the ISO/IEC 17025:2005 certification.

Five composite core samples were also submitted to the SGS Lakefield laboratory in Lakefield, Ontario, for preliminary metallurgical testing. Two composites were derived from high gold grade core and three composites were derived from lower gold grade core. The SGS Lakefield laboratory has obtained the ISO/IEC 17025:2005 certification and was accredited for mineral analyses testing by the Standards Council of Canada (accredited laboratory no. 184) in May 2013.

10.2	Quality Assurance and Quality Control Programs

Quality control measures are typically set in place to ensure the reliability and trustworthiness of exploration data. These measures include written field procedures and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management and database integrity. Appropriate documentation of quality control measures and regular analysis of quality control data are important as a safeguard for project data and form the basis for the quality assurance program implemented during exploration.

Analytical control measures typically involve internal and external laboratory control measures implemented to monitor the precision and accuracy of the sampling, preparation and assaying. They are also important to prevent sample mix-up and to monitor the voluntary or inadvertent contamination of samples.

Assaying protocols typically involve regularly duplicating and replicating assay results, and inserting quality control samples to monitor the reliability of assaying results delivered by the analytical laboratories. Check assaying is normally performed as an additional reliability test of assaying results; it generally involves re-assaying a set number of sample rejects and pulps at a secondary umpire laboratory. Results of the IAMGOLD quality control program are summarized in Appendix B.

IAMGOLD relied partly on the internal analytical quality control measures implemented by the accredited ACME. In addition, IAMGOLD implemented external analytical control measures consisting in the use of control samples (field blanks and certified reference materials) in all core sample batches submitted for assaying.

Field blanks were created by IAMGOLD from barren gneiss taken from a quarry located in the municipality of Cristiano Otoni (near Itaverava), Minas Gerais, Brazil. Twenty blank samples were assayed and yielded gold values below five parts per billion (ppb). A total of 20 gold mineralized certified reference materials were used. The specifications of the control samples used to support the gold assay dataset used for grade estimation in this study are summarized in Table 5.

Control samples were inserted every 20 samples, beginning at sample number 20. The type of control samples inserted was selected by IAMGOLD geologists based on expected grade and oxidation state of the sampled interval. Blanks were inserted every 40 samples, beginning at sample number 10. The location each control sample in the sampling process was modified by IAMGOLD geologists as required monitoring for potential contamination proximal to intervals where mineralization was expected.

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Umpire laboratory testing was performed on approximately 5 percent of the samples. Field and/or laboratory duplicate samples were not collected.

Table 5: Specification of Control Samples Used by IAMGOLD São Sebastião gold deposit

Certified Reference Material and Blanks	Source	Certified Value (Au gpt)	Standard Deviation (gpt)	Number of Samples Assayed
OREAS 54 Pa	ORE	2.900	0.11	1
OREAS 61d	ORE	4.760	0.14	1
OxC72	Rocklabs Ltd	0.205	0.008	5
OxF65	Rocklabs Ltd	0.805	0.034	12
Oxi67	Rocklabs Ltd	1.817	0.062	9
OxK69	Rocklabs Ltd	3.583	0.086	2
SE44	Rocklabs Ltd	0.606	0.017	68
SF30	Rocklabs Ltd	0.832	0.021	4
SF45	Rocklabs Ltd	0.848	0.028	65
SH35	Rocklabs Ltd	1.323	0.044	6
SH41	Rocklabs Ltd	1.344	0.041	49
Si42	Rocklabs Ltd	1.761	0.021	9
Si54	Rocklabs Ltd	1.780	0.034	25
Si64	Rocklabs Ltd	1.78	0.042	93
SJ63	Rocklabs Ltd	2.632	0.055	72
SK43	Rocklabs Ltd	4.086	0.093	17
SK62	Rocklabs Ltd	4.075	0.14	43
SL61	Rocklabs Ltd	5.931	0.177	36
SN38	Rocklabs Ltd	8.573	0.158	14
SN60	Rocklabs Ltd	8.595	0.223	32
Field Blank	IAMGOLD	Not Certified	—	281

10.3	SRK Comments

Based on SRK’s review, the ACME and SGS GEOSOL analytical laboratories used procedures and equipment that were adequate for the analysis of gold samples from the São Sebastião gold deposit.

The laboratories used to prepare and assay core samples from the Pitangui project are accredited commercial laboratories and are independent from IAMGOLD.

In the opinion of SRK, IAMGOLD personnel used care in the collection and management of field and assaying exploration data. The analysis of the analytical quality control data is presented in the following section. In the opinion of SRK, the sampling preparation, security, and analytical procedures used by IAMGOLD are consistent with generally accepted industry best practices and are, therefore, adequate. SRK considers that the exploration data collected by IAMGOLD are of sufficient quality to support mineral resource evaluation.

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11	Data Verification

11.1	Verifications by IAMGOLD

IAMGOLD employed quality control procedures and took quality assurance actions to provide adequate confidence in the data collection and processing. During drilling, experienced IAMGOLD geologists implement industry standard measures designed to ensure the reliability and trustworthiness of the exploration data.

IAMGOLD has undertaken database verifications and used adequate analytical quality assurance and quality control programs.

Database verifications consisted of monitoring all data imported into the database for errors (e.g., overlapping sample intervals, missing information, etc.). Monitoring of data was completed manually, and with the use of a database program.

IAMGOLD used external analytical quality control measures on all sampling. Assaying protocols involve inserting quality control samples (blanks and certified reference materials), and check assaying.

Regular analysis of analytical quality control data was undertaken by IAMGOLD following the IAMGOLD Fire Assay Guidelines. These guidelines state that when a quality control failure occurs, the sample batch should be reassayed with new control samples, and the project geologist is notified of the failure. A quality control failure was defined by IAMGOLD as, for any given sample batch, the analysis of two standard sample outside of two standard deviations, or one standard sample outside of three standard deviations.

Routine audits of the ACME sample preparation facility, and a single audit of the SGS laboratory, both located near Belo Horizonte, Brazil, were performed by IAMGOLD.

11.2	Verifications by SRK

11.2.1	Site Visit

In accordance with National Instrument 43-101 guidelines, SRK conducted a site visit to the Pitangui São Sebastião gold deposit between November 12 -15, 2013. The site visit was completed by Dorota El-Rassi and Dr. Ivo Vos from the SRK Toronto office. At the time of the visit, IAMGOLD was actively drilling.

The purpose of the site visit was to inspect the property and assess logistical aspects relating to conducting exploration work in the area. SRK was given full access to project data. While on site, SRK interviewed project personnel regarding the exploration strategy and field procedures used by IAMGOLD.

SRK inspected operating drilling sites, observed the core handling, logging and sampling. The site visit also aimed at investigating the geological and structural controls on the distribution of the gold mineralization in order to aid the construction of three-dimensional gold mineralization domains.

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As part of the verification procedures, SRK collected six verification samples. These samples replicate IAMGOLD core sample intervals by splitting the remaining half core. The verification samples were submitted to the SGS Mineral Services laboratory in Toronto, Ontario for independent assaying. The SGS Toronto laboratory is accredited under ISO/EIC Guideline 17025:2005 by the Standards Council of Canada for various testing procedures including the fire assay procedure used to assay the samples submitted by SRK. Such a small sample collection cannot be considered representative to verify the gold grades obtained by IAMGOLD. The purpose of the verification sampling was solely to confirm that there is gold in the core sampled by SRK. The assay certificate for the check assays is found in Appendix D.

The verification samples collected by SRK confirm the presence of gold mineralization in the core samples collected by SRK (Table 6). However, SRK was not able to replicate the results for the two highest grade samples.

Table 6: Assay Results for Verification Samples Collected by SRK

Borehole	Sample	SRK Au (ppb)	IAMGOLD Au (ppb)
FG07	FG07-011	3930	7233
FG07	FG07-016	132	165
FG40	FG40-178	28	36
FJG06	FJG06-137	2740	6434
FJG43	FJG43-037	>10000	14700
FJG45	FJG45-141	195	358

11.2.2	Database Verification

SRK conducted a series of routine verifications to ensure the reliability of the electronic data provided by IAMGOLD. This included checking the digital data against original signed pdf-format assay certificates. More than 6 percent of the assay results were audited for accuracy against original signed paper assay certificates. No input errors were detected in the IAMGOLD data.

11.2.3	Verifications of Analytical Quality Control Data

SRK analyzed the analytical quality control data accumulated by IAMGOLD for São Sebastião gold deposit the core drilling conducted between October 2011 and May 2013.

IAMGOLD provided SRK with an external analytical control dataset containing the assay results for the quality control samples for the São Sebastião gold deposit in Microsoft Excel spreadsheets. SRK aggregated the assay results of the external analytical control samples for further analysis. Control samples (field blanks and certified reference materials) were summarized on time series plots to highlight the performance of the control samples. Paired data (umpire check assays) were analyzed using bias charts, quantile-quantile, and relative precision plots.

The external analytical quality control data produced São Sebastião gold deposit are summarized in Table 7 and presented in graphical format in Appendix B. The external quality control data produced during the core drilling program represents 8.70 percent of the total number of core samples assayed.

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Table 7: Summary of Analytical Quality Control Data Produced by IAMGOLD

	Core	(%)	Comment
Sample Count	9,706
Field Blanks	281	2.90%	IAMGOLD (< 0.005 gpt Au)
Standards	563	5.80%
OREAS 54 Pa	1		ORE (2.9 gpt Au)
OREAS 61d	1		ORE (4.76 gpt Au)
OxC72	5		Rocklabs (0.205 gpt Au)
OxF65	12		Rocklabs (0.805 gpt Au)
Oxi67	9		Rocklabs (1.817 gpt Au)
OxK69	2		Rocklabs (3.583 gpt Au)
SE44	68		Rocklabs (0.606 gpt Au)
SF30	4		Rocklabs (0.832 gpt Au)
SF45	65		Rocklabs (0.848 gpt Au)
SH35	6		Rocklabs (1.323 gpt Au)
SH41	49		Rocklabs (1.344 gpt Au)
Si42	9		Rocklabs (1.761 gpt Au)
Si54	25		Rocklabs (1.78 gpt Au)
Si64	93		Rocklabs (1.78 gpt Au)
SJ63	72		Rocklabs (2.632 gpt Au)
SK43	17		Rocklabs (4.086 gpt Au)
SK62	43		Rocklabs (4.075 gpt Au)
SL61	36		Rocklabs (5.931 gpt Au)
SN38	14		Rocklabs (8.573 gpt Au)
SN60	32		Rocklabs (8.595 gpt Au)

Total QC Samples	844	8.70%

Check Assays
SGS GEOSOL	518	5.33%	Assay samples

Analyses of all blank samples are below the warning line of 0.05 gpt gold. The warning line is defined as ten times the detection limit. Blank samples used by IAMGOLD throughout the sampling program were obtained from a quarry located in the municipality of Cristiano Otoni, Minas Gerais, Brazil. Blank samples were not certified; however 20 blank samples were previously assayed by IAMGOLD and yielded gold values below 5 ppb.

Fourteen blanks samples were also analyzed at a separate laboratory (SGS Geosol, Vespasiano, Brazil). These samples also consistently yielded gold values below the warning limit.

A total of 20 control samples were used. Eight were used less than ten times. The remaining 12 were used between 12 and 93 times. Gold analyses of control samples are typically within two standard deviations of the expected value. For those analyzed ten or more times, five (Control sample Si54, Si64, SJ63, SK43, SN38) yielded 20 percent or more values outside two standard deviations.

In addition, control samples SE44, SF45, Si64, SJ63 and to a less extent, SH41, SK62, exhibit a time drift pattern with a progressive increase in gold assay values for approximately 5-10 samples, followed by a decrease in gold assay value, and a repetition of the same trend (Appendix B). The high and low end analyses associated with this trend can reside outside of two standard deviations, however the majority of values remain within two standard deviations.

Field or pulp duplicate assays were not taken or analyzed during the core drilling program.

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IAMGOLD submitted pulps sample originally prepared at the ACME Belo Horizonte laboratory to the SGS GEOSOL Vespasiano laboratory for umpire laboratory testing in two separate analytical sessions (March and December, 2012). Paired assay data examined by SRK for both analytical sessions show that assay results obtained from ACME can be reproduced by SGS GEOSOL with confidence. Excluding the very low concentration values, bias charts and quantile-quantile plots indicate no apparent bias between the two laboratories. Again, with the exception of very low concentration values, precision plots indicate that assay values can be reproduced with precision by the two laboratories. In particular, rank half absolute difference (HARD) plots show that approximately 62.2 percent of the samples have HARD below 10 percent.

In general, SRK considers that analytical quality control data reviewed by SRK attest that the assay results delivered by the primary laboratories used by IAMGOLD are sufficiently reliable for the purpose of resources estimation. The data sets examined by SRK do not present obvious evidence of analytical bias. SRK notes that the use of a number of control samples makes analysis of the performance of the individual control samples more difficult.

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12	Mineral Processing and Metallurgical Testing

12.1	Overview

Preliminary metallurgical testwork was performed at the SGS Lakefield in Lakefield, Ontario on five representative composite core samples extracted from borehole FJG-040 (Table 8). Documentation of this testwork was provided to SRK, which is summarized in this section (Pelletier, 2013).

Composite 1 and 2 are from a high grade section, whereas composites 3 to 5 are from a low grade section adjacent the high grade section. A summary of the screened metallic gold assays is presented in Table 9.

Table 8: Composite Location

Hole FJG40	Sample Number	Interval (metres)	Mass (kilogram)
Composite 1	FJG40/081 to FJG40/094	131.29 - 138.37	34.08
Composite 2	FJG40/116 to FJG40/123	149.51 - 153.34	18.17
Composite 3	FJG40/074 to FJG40/079	127.42 - 131.29	7.90
Composite 4	FJG40/095 to FJG40/099	138.37 - 141.20	6.10
Composite 5	FJG40/124 to FJG40/135	153.34 - 159.35	12.70

Table 9: Screen Metallics Assay Results

Composite	Calc Head Grade	+ 150 Mesh		-150 Mesh
	gpt Au	%Mass	gpt Au	%Mass	gpt Au Cut A	gpt Au Cut B
Comp 1	5.58	4.2	4.51	95.8	5.71	5.54
Comp 2	12.30	5.3	5.24	94.7	12.30	13.10
Comp 3	0.28	5.8	0.38	94.2	0.27	0.27
Comp 4	0.62	4.5	0.69	95.5	0.62	0.61
Comp 5	0.75	5.7	0.39	94.3	0.78	0.76

Preliminary grinding and abrasion tests were performed on Composites 1 and 2. The material can be classified as average in term of hardness for the SAG index and relatively soft in term of Ball Work index. The material is however classified as abrasive.

Preliminary gold “Carbon-In-Leach” (CIL) leaching tests returned a gold recovery varying from 89 to 95 percent from a grinding size varying between 102 to 50 microns. The gold recovery appears lightly sensitive to grind. A gold recovery of 93 to 95 percent is achieved at the nominal grinding size of 74 microns. Cyanide consumption is high at 3.0 to 3.5 kg/tonne and is directly affected by pyrrhotite and to some extent by fine grinding. However, extended pre-aeration with lead nitrate addition decreased cyanide consumption to 1.3 to 1.5 kg/tonne.

All the composites (high and low grade) are likely to be acid generators with a value of net neutralization potential between 20 to 232 kg/tonne and neutralization potential ratios varying from 0.20 to 0.87.

In conclusion, the preliminary metallurgical testwork results suggest that the gold mineralization is not refractory and that recovery can be expected from conventional CIL leaching. The gold

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mineralized material tested is relatively soft. Both auriferous and waste rock tested show potential for acid generation.

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13	Mineral Resource Estimates

13.1	Introduction

The Mineral Resource Statement presented herein represents the first mineral resource evaluation prepared for the São Sebastião gold deposit in accordance with the Canadian Securities Administrators’ National Instrument 43-101.

This section describes the resource estimation methodology and summarizes the key assumptions considered by SRK. In the opinion of SRK, the resource evaluation reported herein is a reasonable representation of the global gold mineral resources found in the São Sebastião gold deposit at the current level of sampling. The mineral resources have been estimated in conformity with the generally accepted CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines and are reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101. Mineral resources are not mineral reserves and have not demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

13.2	Resource Estimation Procedures

The mineral resources reported herein have been estimated using a geostatistical block modelling approach informed from core borehole data. The mineral resource model is constrained by a traditional wireframe interpretation for the boundaries of the gold mineralization constructed from a sectional interpretation of the drilling data.

The evaluation of the mineral resources São Sebastião gold deposit involved the following procedures:

•	Database verification;

•	Interpretation of resource domains on vertical sections and wireframing;

•	Data conditioning (compositing and capping) for geostatistical analysis and variography;

•	Selection of estimation strategy and estimation parameters;

•	Block modelling and grade interpolation;

•	Validation, classification. and tabulation;

•	Assessment of “reasonable prospects for economic extraction” and selection of reporting assumptions; and

•	Preparation of Mineral Resource Statement.

All geology and mineral resource modelling work was completed using Gemcom (GEMS version 6.4) whereas statistical analyses and variography was undertaken using GSLib software.

13.3	Resource Database

The exploration database comprises information from 57 core boreholes (19,600 metres). The database includes 9,706 assay records with analytical quality control data, 2,570 specific gravity measurements, and 6,337 borehole directional survey records.

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All exploration information is located using local UTM grid coordinates (Corrego_Alegre_UTM Zone 23S). Resource modelling was conducted in this UTM space. IAMGOLD also transferred to SRK a topographic surface and four grade domain wireframes. Upon receipt of the digital drilling data, SRK performed the following validation steps:

•	Checked minimum and maximum values for each quality value field and confirmed/edited those outside of expected ranges; and

•	Checked for gaps, overlaps, and out of sequence intervals for both assays and lithology tables.

13.4	Solid Body Modelling

IAMGOLD, with support by SRK, constructed a series of three-dimensional wireframes to define the limits of the gold mineralization. The boundaries of the gold mineralization were interpreted for São Sebastião gold deposit on 14 vertical sections spaced at approximately 100 metres (Figure 11).

Initially, five domains were defined based on the gold content and their stratigraphic position; however with additional infill drilling data the gold mineralization was restricted to four separate zones (Table 10).

Figure 11: Isometric View (Looking West) Showing the Four Domains Considered for Resource Estimation

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Table 10: Block Model Rock Codes

Zone	Domain	Domain Code
São Sebastião	Tomate	101
	Biquinho	103
	Pimentao	104
	Pepino	105

The wide spaced drilling does not allow a detailed definition of the structural complexity likely to be associated with the gold mineralization. Additional infill drilling should allow a better appreciation of this structural complexity. SRK considers that the geological interpretation is a reasonable representation of the spatial distribution of gold mineralization at the current level of sampling. These four domains were used as hard boundaries to constrain the gold mineralization during the grade estimation (Figure 11).

13.5	Specific Gravity Database

The specific gravity database comprises 2,569 measurements on core samples using a water displacement methodology.

The majority of the measurements were taken in waste material, outside of the mineral resource domains. Accordingly, average specific gravity values were assigned to each mineral resource domain (Table 11).

Table 11: Specific Gravity Assigned to Resource Domains

Zone	Domain	Rock Code	Count	Average Specific Gravity
São Sebastião	Tomate	101	26	3.09
	Biquinho	103	310	3.24
	Pimentao	104	123	3.23
	Pepino	105	23	3.06

13.6	Compositing

The domain wireframes were used to code a zone field into the block model (Table 10). Assay data were extracted based on the location of the interval mid-point relative to the modelled domain. The extracted points were saved as a point area workspace within the GEMS database and assigned a unique rock code based on the resource domain. These extracted points were used for statistical analysis.

A histogram of the raw assay lengths inside the mineralized envelopes is provided in Figure 12 for the combined domains. For geostatistical analysis, variography and grade estimation, raw assay data were composited to equal 0.75-metre lengths. Compositing was completed from the entry point of the wireframe in the down-hole direction. Composite residuals shorter than 10 percent of the composite length were removed from the data set.

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Figure 12: Histogram Distribution of Raw Sample Lengths

13.7	Evaluation of Outliers

SRK analyzed histograms and cumulative probability plots of the gold composites within each domain (Figure 13). SRK is of the opinion that it is necessary to cap high-grade outliers to limit their influence during grade estimation. The impact of capping was analyzed and capping levels were adjusted for each domain separately. Capping levels were applied to the composites for gold as summarized in Table 12.

No capping was applied to composites from the Tomate and Pepino domains.

Table 12: Summary of Capping Levels Applied to Each Resource Domain

Resource Domain	Rock Code	Gold Cap (gpt)	Percentile	Composites Capped
Tomate	101	None	100	0
Biquinho	103	15	97.6	7
Pimentao	104	10	97.7	3
Pepino	105	None	100	0

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Figure 13: Cumulative Probability Plots for Gold Composites

13.8	Statistical Analysis and Variography

13.8.1	Statistical Analysis

The basic gold statistics for the raw assay, composite, and capped composite data within the four mineral resource domains are summarized in Figure 14.

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Figure 14: Gold Boxplot and Histogram for Raw Assay Data (top); Composite Data (middle) and Capped Composite Data (bottom)

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13.8.2	Variography

Variograms were used to assess the spatial continuity of the gold data and to assist with the selection of estimation parameters. Variography was performed using GSLib software using combined in situ gold capped composite data.

The general methodology to calculate and model variograms consists of calculating both directional and isotropic variograms. SRK examined three different spatial metrics: (1) traditional semivariogram, (2) traditional correlogram, and (3) normal scores semivariogram.

Traditional variogram was chosen to represent the best continuity of the structure shown in Figure 15. Variogram parameters for gold are summarized in Table 13.

Figure 15: Gold Variogram Model for the All Zones

Table 13: Gold Variogram Parameters for All the Domains

Variable	Structure	Contribution	Model	R1x (m)	R1y (m)	R1z (m)	Angle (Gems)
							A	D	A
Au (gpt)	C0	0.30	Nugget	—	—	—	140	20	55
	C1	0.70	Exp	185	185	5	140	20	55

13.9	Block Model and Grade Estimation

A rotated block model was created in GEMS to cover the extent of the São Sebastião gold deposit. Block size was set at 20 by 15 by 5 metres. The parameters of the model are summarized in Table 14.

Criteria used in the selection of the block size included the borehole spacing, composite assay length, consideration for the potential size of the smallest mining unit, and the geometry of the modelled zone.

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Table 14: Block Model Parameters for the São Sebastião gold deposit

Direction	Size (m)	Minimum*	Maximum*	Number of Cells
East-West	15	534.350	535.250	60
North-South	20	7.817.050	7.818.850	90
Vertical	5	280	880	120
Rotation	45 (counter-clockwise)

*	Corrego Alegre UTM Zone 23S datum

Gold grades were estimated using ordinary kriging. The variogram parameters are summarized in Table 13. Gold grades were estimated in each domain separately using capped composites from that domain.

The sensitivity of grade estimates to the choice of estimation parameters was tested by conducting a series of sensitivity runs varying the interpolation parameters. Results indicate that the models are relatively insensitive to slight variations in the estimation parameters.

Grade interpolation was completed in two successive passes considering the estimation parameters summarized in Table 15 and the search ellipse as summarized in Table 16.

Table 15: Gold Estimation Parameters

Interpolation Parameters	1st Pass	2nd Pass
Domains 101.103 and 105
Interpolation method	Ordinary kriging	Ordinary kriging
Search type	Octant	Ellipsoidal
Minimum number of octants	2	—
Maximum number of composites per octant	4	—
Minimum number of composites	5	3
Maximum number of composites	10	15
Minimum number of boreholes	2	—
Maximum number of composites per borehole	4	—
Domain 104
Interpolation method	Ordinary kriging	Ordinary kriging
Search type	Octant	Ellipsoidal
Minimum number of octants	2	—
Maximum number of composites per octant	4	—
Minimum number of composites	3	2
Maximum number of composites	8	15
Minimum number of boreholes	2	—
Maximum number of composites per borehole	2	—

Table 16: Search Ellipse Parameters Used for Block Estimation

Domain	Rotation (ADA)			1st Pass			2nd Pass
				Search Ranges			Search Ranges
	A	D	A	X	Y	Z	X	Y	Z
101, 103, 104 and 105*	140	20	55	185	185	15	360	360	30
105*	120	5	55	185	185	30	185	185	30

*	Domain 105 (Pepino) was split into two sub-domains

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13.10	Model Validation and Sensitivity

To test the sensitivity of the mineral resource model SRK produced grade models based on four sets of estimation parameters presented in Table 17.

Table 17: Selection of Estimation Parameters

	Interpolation Parameters	1st Pass	2nd Pass
Same for All	Interpolation method	Ordinary kriging	Ordinary kriging
	Search type	Octant	Ellipsoidal
	Minimum number of octants	2	—
	Maximum number of composites per octant	4	—

3/8	Minimum number of composites	3	2
	Maximum number of composites	8	15
	Minimum number of boreholes	2	—
	Maximum number of composites per borehole	2	—

4/9	Minimum number of composites	4	3
	Maximum number of composites	9	15
	Minimum number of boreholes	2	—
	Maximum number of composites per borehole	3	—

5/10	Minimum number of composites	5	3
	Maximum number of composites	10	15
	Minimum number of boreholes	2	—
	Maximum number of composites per borehole	4	—

7/12	Minimum number of composites	7	3
	Maximum number of composites	12	15
	Minimum number of boreholes	2	—
	Maximum number of composites per borehole	5	—

As a grade interpolation validation check, histogram plots and statistics for block estimates and declustered capped composites were compiled for all of the sets of the estimation parameters (Figure 16). The block model was also validated by visually comparing block grade estimates to informing capped composites for each of the three domains on both elevation plans and cross-sections (Figure 17). Additional validation cross-sections are provided in Appendix C.

The mean grade of the block model is comparable to the mean grade of the informing declustered composited data. While the standard deviation and coefficient indicates smoothing of the data by kriging. The set “5/10” was chosen to be used in the interpolation of most of the domains whereas set “3/8” was used only in the Pimentao domain (104).

A parallel estimation model for gold using an inverse distance (power of two) estimator was also used to validate the ordinary kriging model. Results from the two estimators deliver similar results. SRK prefers to report gold grades estimated by ordinary kriging because the spatial continuity and nugget effect can be modelled using variograms.

Additionally, capped declustered composite data were plotted against the block estimates in series of quantile-quantile plots for each set of interpolation parameters (Figure 18).

Figure 19 compares block estimates using two different sets of parameters. The quantile-quantile plots illustrate the typical smoothing of ordinary kriging, where low grades are overestimated and high grades are underestimated.

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Figure 16: Histograms of Declustered Composites and Block Estimates Using Different Sets of Estimation Parameters

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Figure 17: Vertical Section L00 (Looking West) Comparing Block Estimates to Informing Composites

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Figure 18: Quantile-Quantile Plots Comparing Block Estimates to Declustered Composites

Figure 19: Quantile-Quantile Plot Comparing Block Estimates Using Two Different Sets of Parameters

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13.11	Mineral Resource Classification

Mineral resources were classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves (November 2010) by Ms. Dorota El-Rassi, PEng (PEO #100012348), an appropriate independent Qualified Person for the purpose of National Instrument 43-101.

Mineral resource classification is typically a subjective concept and industry best practices suggest that resource classification should consider the confidence in the geological continuity of the mineralized structures, the quality and quantity of exploration data supporting the estimates, and the geostatistical confidence in the tonnage and grade estimates. Appropriate classification criteria should aim at integrating these concepts to delineate regular areas at similar resource classification as well as the continuity of the deposit at the reporting cut-off grade.

SRK is satisfied that the geological modelling honours the current geological information and knowledge. The location of the samples and the assay data are sufficiently reliable to support resource evaluation and do not present a risk that should be considered for block classification. The mineral resource model is largely based on geological knowledge derived from boreholes drilled on sections spaced varies between 100 to 300 metres apart. SRK considers that spacing is sufficient to infer the continuity of the gold mineralization within the meaning of the CIM Definition Standards for Mineral Resources and Mineral Reserves (November 2010). Accordingly, SRK considers that it is appropriate to classify all modelled blocks into the Inferred category because the confidence in the estimates is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

13.12	Mineral Resource Statement

CIM Definition Standards for Mineral Resources and Mineral Reserves (November 2010) defines a mineral resource as:

“[A] concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the mineral resources are reported at an appropriate cut-off grade that takes into account extraction scenarios and processing recoveries. SRK considers that the gold mineralization within the São Sebastião gold deposit is primarily amenable to underground extraction.

SRK reviewed the modelled gold mineralization to assess its continuity at various cut-off grades. To select an appropriate reporting cut-off grade, SRK considered the assumptions listed in Table 18. After review, the classified blocks above a cut-off grade of 3.0 gpt gold exhibit reasonable spatial continuity and therefore satisfy the requirement for “reasonable prospect for economic extraction.” SRK considers that those blocks can be reported as a mineral resource.

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Table 18: Assumptions Considered for Selection of Reporting Cut-Off Grade

Parameter	Value
Mining cost (US$/tonne)	$70.00
General and administration (US$/tonne)	$10.00
Process cost (US$/tonne of ore)	$18.00
Gold recovery (%)	93%
Gold price (US$/ounce)	$1,500

Mineral resources were estimated in conformity with the generally accepted CIM Estimation of Mineral Resource and Mineral Reserve Best Practices Guidelines. Mineral resources are not mineral reserves and have not demonstrated economic viability. The mineral resources may be affected by further infill and exploration drilling, which may result in increases or decreases in subsequent resource estimates. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves. SRK is unaware of any environmental, permitting, legal title, taxation, socio-economic, marketing, political, or other relevant issues that may materially affect the mineral resources.

The Mineral Resource Statement for the São Sebastião gold deposit presented in Table 19 is reported at a cut-off grade of 3.0 gpt gold assuming an underground extraction, a gold price of US$1,500 per ounce, metallurgical recovery of 93 percent and a foreign exchange rate of C$1.10 to US$1.00.

Table 19: Mineral Resource Statement* São Sebastião Gold Deposit, Minas Gerais, Brazil, SRK Consulting (Canada) Inc., January 9, 2014

Category	Quantity (‘000 tonnes)	Grade Au (gpt)	Contained Metal Au (000’ounces)
Inferred	4.070	4.88	638

*	Reported at a cut-off grade of 3.0 grams of gold per tonne based on an underground mining scenario, metal prices of US$1,500 per ounce for gold, metallurgical recovery of 93 percent for gold and an exchange rate of C$1.10 to US$1.00. All figures rounded to reflect the relative accuracy of the estimates. Mineral resources are not mineral reserves and have not demonstrated economic viability.

13.13	Grade Sensitivity Analysis

The mineral resources are sensitive to the selection of a reporting cut-off grade. To illustrate this sensitivity, the block model quantities and grade estimates are shown at various cut-off grades in Table 20 and as grade tonnage curves in Figure 20.

The reader is cautioned that these figures should not be misconstrued as a Mineral Resource Statement. The reported quantities and grades are only presented to illustrate the sensitivity of the resource model to the selection of a cut-off grade.

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Table 20: Block Model Quantities and Grade Estimates* at Various Gold Cut-off Grades

Cut-Off Au (gpt)	Quantity (‘000 tonnes)	Grade Au (gpt)	Au Metal (000’ounces)	Cut-Off Au (gpt)	Quantity (‘000 tonnes)	Grade Au (gpt)	Au Metal (000’ounces)
0.5	12.590	2.68	1.084	5.5	1.154	7.1	263
1.0	10.747	3	1.038	6.0	889	7.5	214
1.5	8.478	3.47	947	6.5	695	7.85	175
2.0	6.794	3.91	854	7.0	540	8.17	142
2.5	5.237	4.4	740	7.5	374	8.59	103
3.0	4.070	4.88	638	8.0	250	9	72
3.5	3.191	5.33	547	8.5	176	9.33	53
4.0	2.496	5.76	463	9.0	121	9.6	37
4.5	1.836	6.31	372	9.5	70	9.85	22
5.0	1.466	6.7	316	10.0	14	10.42	5

*	The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of a cut-off grade. Figures are rounded to reflect the accuracy of the estimate.

Figure 20: São Sebastião Gold Deposit Global Grade Tonnage Curves

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14	Adjacent Properties

There are no adjacent properties to the São Sebastião gold deposit that are considered relevant to this report.

15	Other Relevant Data and Information

There is no other relevant data available about the São Sebastião gold deposit.

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16	Interpretation and Conclusions

An initial exploration program completed at the Pitangui project resulted in the discovery and delineation of the São Sebastião gold deposit. In total 57 core boreholes (19,600 metres) were drilled and considered for geological modelling and mineral resource estimation.

Based on structural geological investigations of selected borehole intervals, gold mineralization at the São Sebastião deposit is interpreted to occur in at least four stacked banded iron formation units of variable extent. The gold mineralization is associated with disseminated to occasionally massive sulphide zones, comprising primarily of pyrrhotite with arsenopyrite, pyrite and chalcopyrite. Mineralized zones are structurally controlled and strike northwest with a northeast dip. Local geometric variations within the otherwise tabular zones are related to parasitic folds along the limbs of larger D2 and D3 folds.

SRK can confirm that IAMGOLD’s exploration work is conducted using field procedures that generally meet accepted industry best practices. SRK is of the opinion that the exploration data are sufficiently reliable to interpret with confidence the boundaries of the gold mineralization and support the evaluation and classification of mineral resources.

An exploration database comprising 9,706 core sample intervals assayed for gold was used to prepare a mineral resource model using a conventional geostatistical block modelling approach constrained by mineralization wireframes. A block model was constructed to accommodate the gold mineralization in the area of the São Sebastião gold deposit. The block models were populated with gold grades estimated using ordinary kriging informed from capped composited data and estimation parameters derived from variography.

The Pitangui project is at a relatively early stage of exploration. The auriferous zones delineated at the São Sebastião gold deposit remain open along strike and dip. SRK considers that the current drilling spacing is sufficient to infer the continuity of the gold mineralization within the meaning of the CIM Definition Standards for Mineral Resources and Mineral Reserves (November 2010). Accordingly, SRK considers that it is appropriate to classify all modelled blocks in the Inferred category because the confidence in the estimates is insufficient to allow the meaningful application of technical and economic parameters to assess the economic viability of the project.

Given the absence of rock exposures at the São Sebastião gold deposit, the geometry of the gold mineralization is solely interpreted from widely spaced borehole data. Accordingly, it is difficult to interpret the controls on the distribution of the higher grade gold mineralization that exist within the broad tabular zones interpreted from the drilling data. Infill drilling is required to constrain the geometry and extent of the higher grade gold mineralization. This will aid to improve the understanding of the distribution of gold mineralization and provide more geological information to assist with the interpretation of a more detailed geology model and future resource evaluations.

The mineral resources discussed herein occupy only a small footprint within the Pitangui greenstone belt and the São Sebastião deposit remains open along strike and down dip. In particular, the three-dimensional geophysical inversion model indicates that drilling has tested only a small portion of the banded iron formation units containing the São Sebastião deposit. SRK proposes that additional drilling is warranted to evaluate the extensions of the São Sebastião deposit using the three-dimensional geophysical inversion model as an exploration guide.

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17	Recommendations

In the opinion of SRK, the character of the Pitangui project is of sufficient merit to justify additional exploration expenditure. SRK recommends a work program that has the following two objectives:

•	Expand and improve the delineation the São Sebastião gold deposit with infill and step out drilling; and

•	Develop, prioritize, and test other targets on the entire property, using airborne geophysics incorporating inversion models to image the extents of banded iron formation units on the project. This will include parametric drilling potentially supplemented by geochemistry to characterize the geological and structural setting of the entire property and identification and prioritization of additional gold exploration targets.

IAMGOLD has committed a budget of US$ 6.17 million to the Pitangui project for 2014 (Table 21). The principal objectives of the 2014 exploration program are to:

•	Expand mineral resources by testing the potential strike and plunge extensions of the São Sebastião deposit on 100 metre-spaced step out sections;

•	Improve the confidence level within resource areas by reducing the drilling spacing at a spacing of 50 by50 metres; and

•	Identify new gold mineralization prospects by completing a 650 line-kilometre airborne geophysical survey (VTEM) over the known extents of the host banded iron formation stratigraphy and test priority targets with 7,000 metres of core drilling.

Table 21: Estimated Cost for the Proposed Exploration Program

Description	Quantity	Total Cost (US$)
General and Administration		1,910,000
Drilling (resource delineation (infill and step out) and exploration)
Diamond drilling (all inclusive)	24,000 metres	3,300,000
Geological Studies
Geological mapping and interpretation		330,000
Soil geochemical sampling		130,000
Airborne geophysics (VTEM)	650 line-kilometres	370,000
Ground and borehole geophysics		130,000

Total		6,170,000

SRK reviewed the proposed program and considers that this program is appropriate and reasonable. SRK is unaware of any other significant factors and risks that may affect access, title, or the right or ability to perform the exploration work recommended for the São Sebastião gold deposit.

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18	References

Alkmim, F.F., Marshak, S., 1998. Transamazonian Orogeny in the Southern São Francisco Craton, Minas Gerais, Brazil: Evidence for Paleoproterozoic collision and collapse in the Quadrilátero Ferrífero. Precambrian Research 90, 29-58.

Baltazar, O.F., Zucchetti, M., 2007. Lithofacies associations and structural evolution of the Archean Rio das Velhas greenstone belt, Quadrilátero Ferrífero, Brazil: a review of the regional setting of gold deposits. Ore Geology Reviews 32, 471–499.

Castro, P. T. A., Dardenne, M. A., 2000. The sedimentology, stratigraphy and tectonic context of the São Francisco Supergroup at the southeast boundary of the São Francisco Craton. Revista Brasileira de Geosciencias, 30, 439-441.

Glabiatti, H.F., Fonseca, M.A, Pereira, M.C., Polônia, J.C, 2007. Structural Control of Au-Pd mineralization (Jacutinga): An example from the Cauê Mine, Quadrilátero Ferrífero, Brazil. Ore Geol. Rev., 32: 614-628.

Goldfarb, R.J., Groves, D.I., Gardoll, S., 2001. Orogenic gold and geologic time: a global synthesis. Ore Geology Reviews 18, 1–75.

Groves, D.I., Goldfarb, R.J., Gebre-Mariam, M., Hagemann, S.G., Robert, F., 1998. Orogenic gold deposits: a proposed classification in the context of their crustal distribution and relationship to other gold deposit types. Ore Geology Reviews 13, 7–27.

Noce, C.M., Tassinari, C.C.G., Lobato, L.M., 2007. Geochronological framework of the Quadrilátero Ferrífero, with emphasis on the age of gold mineralization hosted in Archean greenstone belts. Ore Geology Reviews 32, 500–510.

Pelletier, P., 2013. Preliminary metallurgical testwork results on the Pitangui deposit. IAMGOLD Internal Report, 7 pages.

Romano, A.W., 2007. Nota Explicativa da Folha Pará de Minas (SE.23-Z-C-IV) 1:100.000. UFMG/CPRM, 65pp.

Vial, D.S., Abreu, G.C., Schubert, G., Ribeiro-Rodrigues, L.C., 2007. Smaller gold deposits in the Archean Rio das Velhas greenstone belt, Quadrilátero Ferrífero, Brazil. Ore Geology Reviews 32 (2007) 651–673

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APPENDIX A

Mineral Tenure Information

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LIMANETTO CARVALHO ABREU MAYRINK

SOCIEDADE DE ADVOGADOS

November 7th, 2013

To

IAMGOLD Brasil Prospecção Mineral Ltda.

Rua Fernandes Tourinho, 147, sala 902

30112-000, Belo Horizonte, MG

A/C:	Mr. Maurício Fonseca Sampaio

in person and via e-mail (sampaio@iamgold.com.br)

Ref:	Mineral rights

Dear Mr. Sampaio,

Upon your request, we hereby declare, to whom it may concern, that the information contained in the table below accurately represents the data available online in the Cadastro Mineiro (“Mine Registry”) of the Brazilian Departamento Nacional de Produção Mineral - DNPM (“National Department of Mineral Production”):1

DNPM No.	Title Holder	Area[2] (km2)	License Type	Concession	Extension	Expiration
830.931/07	Água Nova Pesquisas Minerais Ltda.	18.52	Exploration	02/18/2009	03/07/2012	03/07/2015
830.932/07	Água Nova Pesquisas Minerais Ltda.	17.87	Exploration	02/18/2009	03/07/2012	03/07/2015
830.933/07	Água Nova Pesquisas Minerais Ltda.	16.77	Exploration	02/18/2009	03/07/2012	03/07/2015
830.934/07	Água Nova Pesquisas Minerais Ltda.	16.86	Exploration	02/18/2009	03/07/2012	03/07/2015
830.935/07	Água Nova Pesquisas Minerais Ltda.	18.52	Exploration	02/18/2009	05/07/2012	05/07/2015
830.936/07	Água Nova Pesquisas Minerais Ltda.	15.94	Exploration	11/27/2008	03/07/2012	03/07/2015
830.937/07	Água Nova Pesquisas Minerais Ltda.	16.90	Exploration	02/18/2009	05/07/2012	05/07/2015
831.051/07	Água Nova Pesquisas Minerais Ltda.	17.85	Exploration	02/18/2009	03/07/2012	03/07/2015
831.052/07	Água Nova Pesquisas Minerais Ltda.	14.77	Exploration	02/18/2009	03/07/2012	03/07/2015
831.053/07	Água Nova Pesquisas Minerais Ltda.	16.99	Exploration	02/18/2009	03/07/2012	03/07/2015
833.743/11	Água Nova Pesquisas Minerais Ltda.	9.34	Exploration	11/21/2011	—	11/21/2014

[1]	Available at: <https://sistemas.dnpm.gov.br/SCM/extra/site/admin/Default.aspx>. Access on November 7th, 2013.
[2]	Approximate area, considering the conversion of 1 Km2 = 100 ha.

Av. Barbacena, 472 - 11[a] andar | Belo Horizonte - MG | Brasil | 30190 - 130	1 / 2
T 55 31 2517 1450 | limanetto.adv.br

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LIMANETTO CARVALHO ABREU MAYRINK

SOCIEDADE DE ADVOGADOS

We further declare that: (i) the DNPM is the Brazilian authority responsible for the official records of mineral rights, including the issuance of legal authorizations and the surveillance of mining activities, as per Brazilian Federal Law No. 8,876, of 1994, and Brazilian Federal Decree-Law No. 227, of 1967; and (ii) the Mine Registry compiles the information about DNPM mining procedures.

Yours sincerely,

Lucila de Oliveira Carvalho

OAB/MG 43.158

Av. Barbacena, 472 - 11[a] andar | Belo Horizonte - MG | Brasil | 30190 - 130	2 / 2
T 55 31 2517 1450 | limanetto.adv.br

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APPENDIX B

Analytical Quality Control Data and

Relative Precision Charts

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Time series plots for Blank Samples Assayed by ACME Santiago, Chile and ACME Vancouver, Canada between December 2011 and November 2013. Check blanks (CHECK BLK) are blank samples analyzed at a separate laboratory (equivalent of check assays for blank samples).

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Time series plots for Certified Reference Materials (Standards) Samples Assayed by ACME Santiago, Chile and ACME Vancouver, Canada between December 2011 and November 2013.

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Time series plots for Certified Reference Materials (Standards) Samples Assayed by ACME Santiago, Chile and ACME Vancouver, Canada between December 2011 and November 2013.

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Bias Charts and Precision Plots for Check Assays samples (ACME Santiago, Chile versus SGS GEOSOL, Vespasiano, Brazil). Analyses at SGS GEOSOL for this round of check assays were submitted in March 2012.

Project	Pitangui
Data Series	Check Assays - March 2012
Data Type	Core Samples
Commodity	Au in ppm
Analytical Method	Fire Assay - AA finish
Detection Limit	0.005 ppm Au
Original Dataset	Original Assays -ACME, Santiago
Paired Dataset	Check Assays -SGS GEOSOL, Vespasiano

Statistics	Original Assay	Check Assay
Sample Count	188	188
Minimum Value	0.003	0.003
Maximum Value	10.00	13.67
Mean	0.656	0.655
Median	0.067	0.066
Standard Error	0.114	0.128
Standard Deviation	1.564	1.753
Correlation Coefficient	0.9786	
Pairs ≤ 10% HARD	62.2%	

Bias Chart Check Assay Pairs (0-15 ppm Au)
(ACME, Santiago and SGS GEOSOL, Vespasiano; Core Samples)
N = 188 pairs
y = 1.0821x
R² = 0.9565
Check Assays - March 2012
+10%
-10%
Check Assays -SGS GEOSOL, Vespasiano (Au ppm)
Original Assays -ACME, Santiago (Au ppm)

Ranked Half Absolute Relative Deviation Plot
(ACME, Santiago and SGS GEOSOL, Vespasiano; Core Samples)
N = 188 pairs
Au assay
62.2%
HARD (%)
Rank

Bias Chart Check Assay Pairs (0-2 ppm Au)
(ACME, Santiago and SGS GEOSOL, Vespasiano; Core Samples)
N = 188 pairs
y = 1.0821x
R² = 0.9565
Check Assays - March 2012
+10%
-10%
Check Assays -SGS GEOSOL, Vespasiano (Au ppm)
Original Assays -ACME, Santiago (Au ppm)

Mean versus Half Relative Deviation Plot
(ACME, Santiago and SGS GEOSOL, Vespasiano; Core Samples)
N = 188 pairs
Au assay
0% Line
HRD (%)
Individual Mean (Au ppm)

Q-Q Plot Check Assay Pairs
(ACME, Santiago and SGS GEOSOL, Vespasiano; Core Samples)
N = 188 pairs
Check Assays -SGS GEOSOL, Vespasiano (Au ppm)
Original Assays -ACME, Santiago (Au ppm)

Mean versus Half Absolute Relative Deviation Plot
(ACME, Santiago and SGS GEOSOL, Vespasiano; Core Samples)
N = 188 pairs
HARD (%)
Individual Mean (Au ppm)

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Bias Charts and Precision Plots for Check Assays samples (ACME Santiago, Chile versus SGS GEOSOL, Vespasiano, Brazil). Analyses at SGS GEOSOL for this round of check assays were submitted in December 2012.

srk consulting

Project	Pitangui
Data Series	Check Assays - December 2012
Data Type	Core Samples
Commodity	Au in ppm
Analytical Method	Fire Assay - AA finish
Detection Limit	0.005 ppm Au
Original Dataset	Original Assays -ACME, Santiago
Paired Dataset	Check Assays -SGS GEOSOL, Vespasiano

Statistics	Original Assay	Check Assay
Sample Count	290	290
Minimum Value	0.003	0.003
Maximum Value	19.50	20.11
Mean	1.414	1.374
Median	0.204	0.200
Standard Error	0.177	0.175
Standard Deviation	3.010	2.976
Correlation Coefficient	0.9924	
Pairs ≤ 10% HARD	72.4%	

Bias Chart Check Assay Pairs (0-20 ppm Au)
(ACME, Santiago and SGS GEOSOL, Vespasiano; Core Samples)
N = 290 pairs
y = 0.9795x
R² = 0.9849
Check Assays - December 2012
+10%
-10%
Check Assays -SGS GEOSOL, Vespasiano (Au ppm)
Original Assays -ACME, Santiago (Au ppm)

Ranked Half Absolute Relative Deviation Plot
(ACME, Santiago and SGS GEOSOL, Vespasiano; Core Samples)
N = 290 pairs
Au assay
72.4%
HARD (%)
Rank

Bias Chart Check Assay Pairs (0-5 ppm Au)
(ACME, Santiago and SGS GEOSOL, Vespasiano; Core Samples)
N = 290 pairs
y = 0.9795x
R² = 0.9849
Check Assays - December 2012
+10%
-10%
Check Assays -SGS GEOSOL, Vespasiano (Au ppm)
Original Assays -ACME, Santiago (Au ppm)

Mean versus Half Relative Deviation Plot
(ACME, Santiago and SGS GEOSOL, Vespasiano; Core Samples)
N = 290 pairs
Au assay
0% Line
HRD (%)
Individual Mean (Au ppm)

Q-Q Plot Check Assay Pairs
(ACME, Santiago and SGS GEOSOL, Vespasiano; Core Samples)
N = 290 pairs
Check Assays -SGS GEOSOL, Vespasiano (Au ppm)
Original Assays -ACME, Santiago (Au ppm)

Mean versus Half Absolute Relative Deviation Plot
(ACME, Santiago and SGS GEOSOL, Vespasiano; Core Samples)
N = 290 pairs
HARD (%)
Individual Mean (Au ppm)

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APPENDIX C

Validation Sections Across Mineral Resource Model

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Section 200SE showing domain wireframes, coded block model and informing composite data.

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Section 00NW showing domain wireframes, coded block model and informing composite data

Section 00NW
AU
0.01000 - 0.35000
0.35000 - 0.50000
0.50000 - 1.00000
1.00000 - 2.50000
2.50000 - 4.00000
4.00000 - 8.00000
8.00000 - 999.00000
50 m

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Section 200NW showing domain wireframes, coded block model and informing composite data

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Section 300NW showing domain wireframes, coded block model and informing composite data

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APPENDIX D

Analytical Results

For SRK Verification Samples

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SGS

Final : LK1301031 Order: SRK

Page 2 of 2

Report File No.: 0000000177

Element	WtKg	Au
Method	G_WGH79	GE_FAA313
Det.Lim.	0.001	5
Units	kg	ppb
FG07-011	0.777	3930
FG07-016	0.535	132
FG40-178	0.727	28
FJG06-137	0.420	2740
FJG43-037	0.597	>10000
FJG45-141	0.524	195
*Rep FJG43-037		>10000

This document is issued by the Company under its General Conditions of Service accessible at http://www.sgs.com/en/Terms-and-Conditions.aspx. Attention is drawn to the limitation of liability, indemnification and jurisdiction issues defined therein.

WARNING: The sample(s) to which the findings recorded herein (the "Findings") relate was (were) drawn and / or provided by the Client or by a third party acting at the Client's direction. The Findings constitute no warranty of the sample's representativity of the goods and strictly relate to the sample(s). The Company accepts no liability with regard to the origin or source from which the sample(s) is/are said to be extracted. The findings report on the samples provided by the client and are not intended for commercial or contractual settlement purposes. Any unauthorized alteration, forgery or falsification of the content or appearance of this document is unlawful and offenders may be prosecuted to the fullest extent of the law.

SGS Canada Inc. | Mineral Services 185 Concession Street Lakefield ON K0L 2H0 t+1(705) 652-2000 f+1(705) 652-6365 www.ca

Member of the SGS Group (Société Générale de Surveillance)

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CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Independent Technical Report for the São Sebastião Gold Deposit, Pitangui Project, Brazil” dated March 28, 2014.

I, Dorota El-Rassi, residing at 70 Portsdown Road, Scarborough, Ontario do hereby certify that:

1)	I am a Senior Consultant (Resource Geology) with the firm of SRK Consulting (Canada) Inc. with an office at Suite 1300, 151 Yonge Street Toronto, Ontario, Canada;

2)	I am a graduate of the University of Toronto with a BA.Sc (Hons) in 1997 and a MSc. in Geology in 2000. I have practiced my profession continuously since 1997. I have over 10 years’ experience in mineral exploration, resource estimation and consulting. Prior to joining SRK, I worked for Watts, Griffis and McOuat as a resource geologist. As a Resource Engineer, I estimated and audited projects in North America, South America, Asia and Africa. My experience includes gold, silver, copper, nickel, zinc, PGE and industrial mineral deposits. Areas of expertise are resource estimation, geological modelling and exploration project management;

3)	I am a Professional Engineer registered with the Association of Professional Engineers of the province of Ontario (Licence: 100012348) and a fellow with the Geological Association of Canada;

4)	I have personally inspected the project area from November 12 to 15, 2013;

5)	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education affiliation to a professional association and past relevant work experience. I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I. as a Qualified Person. I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)	I am the principal author of this report and responsible for Section 1-5, 8-18 and Appendices A to D and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)	SRK Consulting (Canada) Inc. was retained IAMGOLD Brasil Ltda to prepare a mineral resource statement for the São Sebastião gold deposit in accordance with NI 43-101 and Form 43-101F1 guidelines. This assignment was completed using CIM “Best practices” and Canadian Securities Administrators National Instrument 43-101 guidelines; The preceding report is based on a site visit. a review of project files and discussions with IAMGOLD Brasil Ltda personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the São Sebastião gold deposit or securities of IAMGOLD Brasil Ltda;

12)	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Toronto, Ontario	Dorota El-Rassi, PEng (# 100012348)
March 28, 2014	Senior Consultant

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CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Independent Technical Report for the São Sebastião Gold Deposit, Pitangui Project, Brazil” dated March 28, 2014.

I, Ivo Vos, residing at 465 Strathmore Boulevard, Toronto, Ontario do hereby certify that:

1)	I am a Senior Consultant (Structural Geology) with the firm of SRK Consulting (Canada) Inc. with an office at Suite 1300, 151 Yonge Street Toronto, Ontario, Canada;

2)	I am a graduate of the University of Utrecht, The Netherlands with an MSc in 2001 and a PhD from Monash University, Australia in Earth Sciences in 2006. I have practiced my profession continuously since 2007. I have over 10 years of experience in the regional and local structural analysis of mineral deposits. As a structural geology consultant, I have previous international experience in a wide range of deposit styles, including mesothermal and epithermal precious metal deposits, iron-oxide copper-gold deposits, unconformity-related uranium deposits, porphyry-copper deposits, and nickel sulphide deposits in North America, East and West Africa, Australia, South America and the Middle East. Other areas of expertise include 3D structural / geological mineral deposit modelling and exploration project management;

3)	I am a Professional Geologist registered with the Association of Professional Geoscientists of the Province of Ontario (membership No: 1770);

4)	I have personally inspected the project area from November 12 to 15, 2013;

5)	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education affiliation to a professional association and past relevant work experience. I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I. as a Qualified Person. I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)	I am a co- author of this report and responsible for Sections 6 and 7 and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)	SRK Consulting (Canada) Inc. was retained IAMGOLD Brasil Ltda to prepare a mineral resource statement for the São Sebastião gold deposit in accordance with NI 43-101 and Form 43-101F1 guidelines. This assignment was completed using CIM “Best practices” and Canadian Securities Administrators National Instrument 43-101 guidelines; The preceding report is based on a site visit. a review of project files and discussions with IAMGOLD Brasil Ltda personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the São Sebastião gold deposit or securities of IAMGOLD Brasil Ltda;

12)	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Toronto, Ontario	Ivo Vos, PGeo APGO (# 1770)
March 28, 2014	Senior Consultant

March 28, 2014

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CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Independent Technical Report for the São Sebastião Gold Deposit, Pitangui Project, Brazil” dated March 28, 2014.

I, Glen Cole, residing at 15 Langmaid Court, Whitby, Ontario do hereby certify that:

1)	I am a Principal Resource Geologist with the firm of SRK Consulting (Canada) Inc. with an office at Suite 1300, 151 Yonge Street Toronto, Ontario, Canada;

2)	I am a graduate of the University of Cape Town in South Africa with a B.Sc (Hons) in Geology in 1983; I obtained a M.Sc. (Geology) from the University of Johannesburg in South Africa in 1995 and an M.Eng. in Mineral Economics from the University of the Witwatersrand in South Africa in 1999. I have practiced my profession continuously since 1986. Since 2006, I have estimated and audited mineral resources for a variety of early and advanced base and precious metals projects in Africa, Canada, Chile, and Mexico. Between 1989 and 2005, I worked for Goldfields Ltd. at several underground and open pit mining operations in Africa and held positions of Mineral Resources Manager, Chief Mine Geologist, and Chief Evaluation Geologist, with the responsibility for the estimation of mineral resources and mineral reserves for development projects and operating mines.

3)	I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the Province of Ontario (APGO#1416) and I am also registered as a Professional Natural Scientist with the South African Council for Scientific Professions (Reg#400070/02);

4)	I have not personally inspected the project area by relied on a site visit by Ms. Dorota El-Rassi from November 12 to 15, 2013;

5)	I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education affiliation to a professional association and past relevant work experience. I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I. as a Qualified Person. I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;

7)	I peer reviewed the entire report;

8)	I have had no prior involvement with the subject property;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)	SRK Consulting (Canada) Inc. was retained IAMGOLD Brasil Ltda to prepare a mineral resource statement for the São Sebastião gold deposit in accordance with NI 43-101 and Form 43-101F1 guidelines. This assignment was completed using CIM “Best practices” and Canadian Securities Administrators National Instrument 43-101 guidelines; The preceding report is based on a site visit. a review of project files and discussions with IAMGOLD Brasil Ltda personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the São Sebastião gold deposit or securities of IAMGOLD Brasil Ltda;

12)	That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Toronto, Ontario	Glen Cole, PGeo (APGO#1416)
March 28, 2014	Principal Consultant

March 28, 2014